As filed with the Securities and Exchange Commission on June 29, 1998


                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                         _________________________

                                FORM 10/A-1

                GENERAL FORM FOR REGISTRATION OF SECURITIES
                   PURSUANT TO SECTION 12(b) or 12(g) OF
                    THE SECURITIES EXCHANGE ACT OF 1934
                         _________________________

                  SOVRAN ACQUISITION LIMITED PARTNERSHIP

          (Exact Name of Registrant As Specified in its Charter)
                         _________________________

          Delaware                           16-1481551
   (State or other jurisdiction of           (I.R.S. Employer
   incorporation or organization)            Identification No.)

     5166 Main Street
    Williamsville, New York                  14221
(Address of principal executive offices)     (Zip Code)

    Registrant's telephone number, including area code:  (716) 633-1850

                         _________________________

     Securities to be registered pursuant to Section 12(b) of the Act:

          Title of Each Class                Name of Each Exchange on which
          to be so Registered                Each Class is to be Registered
          Not Applicable                     Not Applicable

     Securities to be registered pursuant to Section 12(g) of the Act:

                   Units of Limited Partnership Interest
                             (Title of Class)

                             TABLE OF CONTENTS

                                                                   Page No.

ITEM 1.  BUSINESS

ITEM 2.  FINANCIAL INFORMATION

ITEM 3.  PROPERTIES

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
         AND MANAGEMENT

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

ITEM 6.  EXECUTIVE COMPENSATION

ITEM 7.  CERTAIN TRANSACTIONS

ITEM 8.  LEGAL PROCEEDINGS

ITEM 9.  MARKET PRICE AND DISTRIBUTIONS AND RELATED SECURITY
         HOLDER MATTERS

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
          ACCOUNTING AND FINANCIAL DISCLOSURE

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

ITEM 1.  BUSINESS

General

          Sovran Acquisition Limited Partnership (the "Operating Partnership") is the entity through which Sovran Self Storage, Inc. (the "Company"), a self-administered and self-managed real estate investment trust ("REIT"), conducts substantially all of the Company's business and owns substantially all of the Company's assets. The Operating Partnership is one of the largest owners and operators of self-storage properties in the Eastern United States and Texas. In 1995, the Company was formed under Maryland law and the Operating Partnership was organized as a Delaware limited partnership to continue and to expand the self-storage operations of the Company's privately owned predecessor organizations. The term "Company Predecessors" as used herein refers to the Company's predecessor organizations prior to the Company's initial public offering in June, 1995 (the "Initial Offering") and the concurrent completion of the various transactions that occurred simultaneously therewith (the "Formation Transactions"). The term "Company" as used herein means Sovran Self Storage, Inc. and its subsidiaries on a consolidated basis (including the Operating Partnership) or, where the context so requires, Sovran Self Storage, Inc. only, and, as the context may require, the Company Predecessors. The term "Operating Partnership" as used herein means Sovran Acquisition Limited Partnership and, as the context may require, the Company Predecessors.

          As of June 15, 1998, the Company was a 96.5% economic owner of the Operating Partnership and controls it through Sovran Holdings, Inc. ("Holdings"), a wholly-owned subsidiary of the Company incorporated in Delaware and the sole general partner of the Operating Partnership. This structure is commonly referred to as an umbrella partnership REIT or "UPREIT". The Board of Directors of Holdings, the members of which are the same as the members of the Board of Directors of the Company, manages the affairs of the Operating Partnership by directing the affairs of Holdings. The Company's limited partner and indirect general partner interests in the Operating Partnership entitle it to share in cash distributions from, and in the profits and losses of, the Operating Partnership in proportion to its ownership interest therein and entitle the Company to vote on all matters requiring a vote of the limited partners.

          The other limited partners of the Operating Partnership are persons who contributed their direct or indirect interests in certain self-storage properties to the Operating Partnership. The Operating Partnership is obligated to redeem each unit of limited partnership ("Unit") at the request of the holder thereof for cash equal to the fair market value of a share of the Company's common stock, par value $.01 per share ("Common Shares"), at the time of such redemption, provided that the Company at its option may elect to acquire any such Unit presented for redemption for one Common Share or cash. With each such redemption or acquisition by the Company, the Company's percentage ownership interest in the Operating Partnership will increase. In addition, whenever the Company issues Common Shares, the Company is obligated to contribute any net proceeds therefrom to the Operating Partnership and the Operating Partnership is obligated to issue an equivalent number of Units to the Company.

          The Operating Partnership may issue additional Units to acquire additional self-storage properties in transactions that in certain circumstances defer some or all of the sellers' tax consequences. The Operating Partnership believes that many potential sellers of self-storage properties have a low tax basis in their properties and would be more willing to sell the properties in transactions that defer Federal income taxes. Offering Units instead of cash for properties may provide potential sellers partial Federal income tax deferral.

          As of June 15, 1998 the Operating Partnership owned and operated 186 self-storage properties (individually, a "Property" and collectively, the "Properties") consisting of approximately 10.2 million net rentable square feet, situated in 19 states, primarily the Eastern United States and Texas. As of March 31, 1998, the Properties had a weighted average occupancy of 84.1% and a weighted average annual rent per occupied square foot of $7.62. The Operating Partnership believes that it is one of the largest operators of self-storage properties in the United States based on square footage.

          The Operating Partnership seeks to increase cash flow and enhance investor value through aggressive management of the Properties and selective acquisitions of new self-storage properties. Aggressive property management entails increasing rents, increasing occupancy levels, strictly controlling costs, maximizing collections, strategically expanding and improving the Properties and, should economic conditions warrant, developing new properties. The Operating Partnership believes that there continues to be significant opportunities for growth through acquisitions, and constantly seeks to acquire self-storage properties located primarily in the Eastern United States that are susceptible to realization of increased economies of scale and enhanced performance through application of the Operating Partnership's management expertise.

          The Operating Partnership's principal executive offices are located at 5166 Main Street, Williamsville, New York 14221, and its telephone number is (716) 633-1850. The Operating Partnership also maintains a regional office in Atlanta, Georgia.

Industry Overview

          Self storage facilities offer inexpensive storage space to residential and commercial users. In addition to fully enclosed and secure storage space, some operators, including the Operating Partnership, also offer outside storage for automobiles, recreational vehicles and boats.
The storage sites are usually fenced and well lighted with gates that are either manually operated or automated. Most facilities have a full time manager who resides in an apartment located on the property. Customers have access to their storage area during business hours and in certain circumstances are provided with 24 hour access. Individual storage units are secured by the customer's lock, which may be purchased from the Operating Partnership, but the customer has control of access to the unit.

          The Operating Partnership believes that the self-storage industry is characterized by a trend toward consolidation, continuing increase in demand, relatively slow growth in supply and a targeted market of primarily residential customers.

          According to published data, of the approximately 26,000 facilities in the United States, only 12% are managed by the ten largest operators. The remainder of the industry is characterized by numerous small, local operators. The shortage of skilled operators, the scarcity of financing available to small operators for acquisitions and expansions and the potential for savings through economies of scale are factors which are leading to a consolidation in the industry. The Operating Partnership believes that as a result of this trend, significant growth opportunities exist for operators with proven management systems and sufficient capital resources.

          The self-storage industry has also experienced relatively slow growth in supply in recent years due to the scarcity of financing available to small operators, restrictive zoning and other regulations and the substantial start up costs associated with the construction and lease-up of new facilities. Demand for self-storage service has increased significantly as indicated by an increase in industry-wide average rents and in industry average occupancy. It is expected to remain strong because it is slow to react to changing conditions and because of various other factors, including, population growth, increased mobility, expansion of condominium, townhouse and apartment living, and increasing consumer awareness, particularly by commercial users. Commercial customers tend to rent larger areas for longer terms, are more reliable payers and are less sensitive to price increases. The Operating Partnership estimates that commercial users account for approximately 30-35% of its total occupancy, which is substantially higher than the reported industry average of approximately 20%.

Property Management

          The Operating Partnership believes that it has developed substantial expertise in managing self-storage facilities. Key elements of the Operating Partnership's management system include:


          - Recruiting, training and retaining capable, aggressive on-site Property Managers;

          - Motivating Property Managers by providing incentive-based compensation;

          - Developing and maintaining an integrated marketing plan for each Property;

          -    Minimizing maintenance costs; and

          - Linking all facilities to a central customized management information system.

          Each Property is generally managed by a full-time Property Manager and one or more assistant managers. The Property Manager typically resides on-site in an apartment furnished by the Operating Partnership. Each Property Manager is responsible for most operational decisions with respect to his or her Property, including rent charges and maintenance, subject to certain monetary limits. Assistant managers enable Property Managers to have sufficient time to perform marketing functions. Each Property Manager reports to an Area Manager who in turn reports to a Regional Vice President. The Operating Partnership currently employs four Regional Vice Presidents who primarily focus on marketing and overall supervision of the Area Managers. The Area Managers are responsible for overseeing site operations.

          Property Managers attend a thorough orientation program and undergo continuous training which emphasizes telephone skills, closing techniques, identification of selected marketing opportunities, networking with possible referral sources, and familiarization with the Operating Partnership's customized management information system. In addition to frequent contact with Area Managers and other Operating Partnership personnel, Property Managers receive periodic newsletters regarding a variety of operational issues, and from time to time attend "roundtable" seminars with other Property Managers.

          The Operating Partnership annually develops a written marketing plan for each of its Properties the content of which is highly dependent upon local conditions. The focus of each marketing plan is, in part, determined by occupancy rates. If all storage units of a same size at a Property are at or near 90% occupancy, then the plan will generally include increases in rental rates. If a Property has excess capacity, then the marketing plan will target selected markets such as local military bases, colleges, apartment and condominium complexes, industrial parks, medical centers, retail shopping malls and office suites. The Operating Partnership primarily uses telephone directories to advertise its services, including a map and when possible, listing Properties in the same marketplace in a single advertisement. The Operating Partnership also conducts quarterly surveys of its competitors' practices, which include "shopping" competing facilities.

          The Operating Partnership's customized computer system performs billing, collections and reservation functions for each Property, and also tracks information used in developing marketing plans regarding occupancy levels, and tenant demographics and histories. The system generates daily, weekly and monthly financial reports for each Property that are immediately transmitted to the Operating Partnership's principal office each night.
The system also requires a Property Manager to input a descriptive explanation for all debit and credit transactions, paid-to-date changes, and all other discretionary activities, which allows the accounting staff at the Operating Partnership's principal office to promptly review all such transactions. Late charges are automatically imposed. More sensitive activities such as rental rate changes and unit size or number changes are completed only by Area Managers. The Operating Partnership's customized management information system permits it to add new facilities to its portfolio with minimal additional overhead expense.

          The Operating Partnership's Regional Vice Presidents, Area Managers and Property Managers are compensated with a base salary and may, in addition, earn incentive compensation. The Operating Partnership annually establishes a target gross income and net operating income for each Property. As incentive compensation, Property Managers earn a percentage of all gross income in excess of the target level; and Regional Vice Presidents earn a percentage of the combined net operating incomes in excess of the targeted levels for all facilities reporting to them. The Area Managers may receive bonuses from the Regional Vice President they work under. This incentive compensation program is not subject to any caps or increment requirements. It is not unusual for any manager to earn in excess of 25% of the base salary as incentive compensation. The Operating Partnership believes that the structure of these programs causes its managers to exercise their operational autonomy in a manner to maximize income through increased rental rates.

Environmental and Other Regulations

          The Operating Partnership is subject to federal, state, and local environmental regulations that apply generally to the ownership of real property and the operation of self-storage facilities. The Operating Partnership has not received notice from any governmental authority or private party of any material environmental noncompliance, claim, or liability in connection with any of the Properties, and is not aware of any environmental condition with respect to any of the Properties that could have a material adverse effect on the Operating Partnership's financial condition or results of operations.

          The Properties are also generally subject to the same types of local regulations governing other real property, including zoning ordinances. The Operating Partnership believes that the Properties are in material compliance with all such regulations.

Insurance

          Each of the Properties is covered by fire, flood and property insurance, including comprehensive liability, all-risk property insurance, provided by reputable companies and with commercially reasonable terms. In addition, the Operating Partnership maintains a policy insuring against environmental liabilities resulting from tenant storage on terms customary for the industry, and title insurance insuring fee title to the Properties in an aggregate amount believed to be adequate.

Competition

          The primary factors upon which competition in the self-storage industry is based are location, rental rates, suitability of a property's design to prospective tenants' needs, and the manner in which the property is operated and marketed. The Operating Partnership believes it competes successfully on these bases. The extent of competition depends in significant part on local market conditions. The Operating Partnership seeks to locate its facilities so as not to cause its own Properties to compete with one another for customers, but the number of self-storage facilities in a particular area could have a material adverse effect on the performance of any of the Properties.

          Several of the Operating Partnership's competitors, including Public Storage Management, Inc., Shurgard Incorporated, U-Haul
International, Storage Trust Realty and Storage USA, Inc., are larger and have substantially greater financial resources than the Operating
Partnership. These larger operators may, among other possible advantages, be capable of greater leverage and the payment of higher prices for acquisitions.

Investment Policy

          While the Operating Partnership emphasizes equity real estate investments, it may, in its discretion, invest in mortgages and other real estate interests related to self-storage properties consistent with the Company's qualification as a REIT. The Operating Partnership may also retain a purchase money mortgage for a portion of the sale price in connection with the disposition of properties from time to time. Also, while the Operating Partnership does not have any current intention of acquiring any interests other than direct ownership in self-storage facilities, subject to the percentage of ownership limitations and gross income tests necessary for the Company's REIT qualification, the Operating Partnership also may invest in securities of entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities.

Disposition Policy

          Management periodically reviews the assets comprising the Operating Partnership's portfolio. The Operating Partnership has no current intention to dispose of any of the Properties, although it reserves the right to do so. Any disposition decision will be based on a variety of factors, including, but not limited to, the (i) potential to continue to increase cash flow and value, (ii) sale price, (iii) strategic fit with the rest of the Operating Partnership's portfolio, (iv) potential for, or existence of, environmental or regulatory issues, (v) alternative uses of capital, and (vi) maintaining the Company's qualification as a REIT.

Employees

          The Operating Partnership currently employs a total of 506 employees, including 185 Property Managers, 8 Area Managers, 4 Regional Vice Presidents and 269 part time employees. At the Operating Partnership's headquarters, in addition to the Company's 3 senior executive officers, the Operating Partnership employs 37 people engaged in various support activities such as accounting and management information systems. None of the Operating Partnership's employees is covered by a collective bargaining agreement. The Operating Partnership considers its employee relations to be excellent.

ITEM 2.  FINANCIAL INFORMATION

Selected Financial and Operating Information

                          SELECTED FINANCIAL DATA

     The following table sets forth selected financial and other data on a historical basis for the Operating Partnership and on a combined historical basis for the Partnership's Predecessor. The following information should be read in conjunction with all of the financial statements and notes thereto incorporated by reference herein. The selected financial data for the three months ended March 31, 1998 has been derived from the unaudited financial statements of the Operating Partnership. The selected financial data of the Operating Partnership for the years ended December 31, 1997, and 1996 and for the period from June 26, 1995 to December 31, 1995 have been derived from the financial statements audited by Ernst & Young LLP, independent auditors, whose report with respect thereto is included elsewhere herein. The combined selected financial data for the period ended June 25, 1995 and the years ended December 31, 1994 and 1993 has been derived from audited combined financial statements of the Company Predecessors not included in such report.

                                          SELECTED FINANCIAL DATA

                                                  Operating Partnership                                   Predecessor

                            At or forAt or for    At or for  At or for  For Period     For Period   At or for
                            three monthsthree months  Year        Year       from          from       Year Ended
                               Ended    Ended       Ended       Ended   6/26/95 to     1/1/95 to    December 31,
(Dollars in thousands,        3/31/98  3/31/97    12/31/97    12/31/96   12/31/95      6/25/95      1994     1993
except Unit data)

Operating Data:
Operating revenues          $ 14,375        $ 10,732         $ 49,354    $ 33,597    $ 12,942    $ 9,532   $18,530  $13,660
Income (loss) before
  extraordinary item           6,203           4,935           23,763      15,682       6,744        311     1,836     (825)
Earnings (losses)              5,853           4,935           23,763      15,682       6,744        311     1,836     (825)
Net income per Unit-
  basic                          .46             .46             1.97        1.88        0.91          -         -        -
Net income per Unit-
  diluted                        .46             .46             1.96        1.87        0.91          -         -        -
Distributions declared
  per Unit                       .54             .52             2.12        2.05        1.04          -         -        -
Weighted average units:
  Basic                   12,773,076      10,839,168       12,090,141   8,344,065   7,429,872          -         -        -
  Diluted                 12,785,861      10,870,390       12,152,166   8,379,350   7,439,415          -         -        -

Balance Sheet Data:
Storage facilities
  before accumulated
  depreciation              $390,349        $280,112         $333,036    $220,711    $159,461   $114,008   $91,889  $83,727
Total Assets                 384,467         279,170          327,073     235,415     160,437     84,527    82,733   78,918
Total Debt                    91,059          35,559           39,559           -       5,000     69,102    66,340   61,550
Total Liabilities            105,419          45,243           50,319       8,131      10,697     71,311    69,014   64,096
Limited partners' capital
 interest                     13,170          11,564           14,454       4,435           -          -         -        -
Partners' capital            265,878         222,363          262,300     222,849     149,740     13,216    13,719   14,822

Other Data:
Net cash provided by
  operating activities      $ 10,476       $   7,865          $31,159     $20,152      $7,188     $2,003    $5,428   $1,470
Net cash used in
  investing activities       (54,717)        (48,547)         (98,765)    (59,146)   (157,965)    (3,340)   (6,609) (15,217)
Net cash provided by
  financing activities        44,661          26,391           53,486      54,949     151,509        507     1,030   14,283
Funds from operations(b)       8,242           6,364           30,294      19,816       9,904          -         -        -
Number of facilities             173             138              155         111          82         74        60       54
Weighted average occupancy     84.1%           85.2%            85.1%       86.0%       86.1%      86.6%     88.7%    86.7%



(a)  The Operating Partnership began operations on June 26, 1995, and had no historical results of operations before that date. Results of operations prior to June 26, 1995 relate to Sovran Capital, Inc. and the Sovran Partnerships (Company
Predecessors).

(b)  Funds from operations ("FFO") means income (loss)(computed in accordance with generally accepted accounting principles)
plus depreciation of real estate assets and amortization of intangible assets exclusive of deferred financing costs.  FFO is a supplemental performance measure for REITs as defined by the National Association of Real Estate Investment Trusts, Inc.
FFO is presented because analysts consider FFO to be one measure of the performance of the Operating Partnership.  FFO does not take into consideration scheduled principal payments on debt, capital improvements and other obligations. Accordingly,
FFO is not a substitute for the Operating Partnership's cash flow or net income as a measure of the Operating Partnership liquidity or operating performance or ability to pay distributions.





                     SELECTED PRO FORMA FINANCIAL DATA

     The following table sets forth selected unaudited pro forma operating and other data for the Operating Partnership as if (i) the acquisition of 44 Properties in 1997 and 30 Properties in 1998 had occurred as of the beginning of 1997, and (ii) the proceeds of the Company's April 1997 common stock offering were received at the beginning of 1997. The table also includes pro forma balance sheet data which was prepared as if the 12 Properties acquired since March 31, 1998 had all been acquired at March 31, 1998. The following information should be read in conjunction with all of the financial statements and notes thereto included herein. The pro forma financial information is not necessarily indicative of what the actual financial position and results of operations of the Operating Partnership would have been as of the dates or for the periods indicated, nor does it purport to represent the Operating Partnership's future financial position and results of operations.

                                   Pro Forma           Pro Forma
                                   At or for           At or for
                                   Three Months        Year Ended
(Dollars in thousands,             ended 3/31/98       12/31/97
except Unit data)                  (unaudited)        (unaudited)

Operating Data:
Operating revenues                  $   16,775         $ 66,228
Income (loss) before
  extraordinary item                     6,443           26,169
Earnings (losses)                        6,093           26,169
Net income per Unit-
  basic                                    .48             2.05
Net income per Unit-
  diluted                                  .47             2.04
Distributions declared
  per Unit                                 .54             2.12
Weighted average units:
  Basic                             12,784,572       12,784,572
  Diluted                           12,837,357       12,846,597
Balance Sheet Data:
Storage facilities
  before accumulated
  depreciation                      $  432,395
   Total Assets                        426,537
Total Debt                             132,347
Total Liabilities                      147,216
Limited partners' capital
 interest                               13,443
Partners' capital                      265,878

Other Data:
Net cash provided by
  operating activities              $   11,073         $36,231
Net cash used in
  investing activities                 (96,005)       (188,969)
Net cash provided by
  financing activities                  85,352         138,618
Funds from operations(b)                 8,839          35,366
Number of facilities                       186             186
Weighted average occupancy                84.1%           85.1%

Management Discussion and Analysis for Financial Conditions and Results of Operations

     The following discussion and analysis of the financial condition and results of operations should be read in conjunction with the financial statements and notes incorporated by reference in this Prospectus.

     The following discussion is based on the financial statements of the Operating Partnership as of March 31, 1998, December 31, 1997, December 31, 1996, December 31, 1995, and for the period from June 26, 1995
(commencement of operations) to December 31, 1995; and the combined statements of the Company Predecessors for the period from January 1, 1995 to June 25, 1995. The combined financial statements of the Company Predecessors are presented for comparative purposes.

     This Form 10 contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The foregoing provisions by their express terms do not apply to forward-looking statements made in connection with an initial public offering. The words "believe," "expect," "anticipate," "intend," "estimate," "assume" and other similar expressions which are predictions of or indicate future events and trends and which do not relate solely to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are in some cases beyond the control of the Company (as defined herein) and may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements.

     Factors that might cause such a difference include, but are not limited to, the following: occupancy rates and market rents may be adversely affected by local economic and market conditions which are beyond management's control; financing may not be available, or may not be available on favorable terms; the Company's cash flow may be insufficient to meet required payments of principal and interest; and existing indebtedness may mature in an unfavorable credit environment, preventing such indebtedness from being refinanced, or, if refinanced, causing such refinancing to occur on terms that are not as favorable as the terms of existing indebtedness.

Results of Operations

For the period January 1, 1998 through March 31, 1998

     The Operating Partnership reported revenues of $14.4 million during the period and incurred $4 million in direct operating expenses, resulting in net operating income of $10.4 million. The net operating margin of 72% is one of the highest in the industry and reflects a corporate-wide effort to operate the business efficiently. General and administrative expenses of $0.9 million, interest expense of $1.2 million and depreciation and amortization expenses of $2.1 million resulted in income of $6.2 million before extraordinary item. An extraordinary loss of $0.35 million resulted from the write-off of the unamortized financing costs of the revolving credit facility that was replaced in February 1998. Net income amounted to $5.9 million.

Three months ended March 31, 1998, compared to Three months ended March 31,
1997

     The following discussion compares the activities of the Operating Partnership for the three months ended March 31, 1998 with the activities of the Operating Partnership for the three months ended March 31, 1997.

     Total revenues increased from $10.7 million for the three months ended March 31, 1997 to $14.4 for the three months ended March 31, 1998, an increase of $3.7 million or 34%. Of this, $3.4 million resulted from the acquisition of 62 properties during the period January 1, 1997 through March 31, 1998 and $0.3 million was realized as a result of increased rental rates at the 111 properties owned by the Operating Partnership at December 31, 1996. Interest income decreased slightly. Overall, same-store revenues grew 3.7% for the three month period ended March 31, 1998 as compared to the same period in 1997.

     Property operating and real estate tax expense increased $1 million or 33% during the period. $0.9 million was a result of absorbing additional expenses from operating the newly acquired Properties, and $0.1 million related to the operations of Properties operated more than one year.

     General and administrative expenses, which includes losses of $0.1 million realized as the result of replacement of equipment, increased $0.1 million principally as a result of the need for additional personnel and increased administrative costs associated with managing the 62 additional properties.

     Interest expense increased $0.7 million due to the $52 million drawn on the Operating Partnership's line of credit during the first three months of 1998.

     Earnings before minority interest, extraordinary item, interest expense, and depreciation and amortization increased from $7.0 million to $9.5 million, an increase of $2.5 million or 36%.

Year Ended December 31, 1997 compared to Year Ended December 31, 1996

     Rental revenues improved from $32.9 million for the year ended December 31, 1996 to $48.6 million for the year ended December 31, 1997, an increase of $15.7 million, or 48%. Of this, $10.4 million resulted from the acquisition of 44 properties during 1997, $4.3 million resulted from having the 1996 acquisitions included for a full year of operations, and $1 million resulted from increased revenues at the eighty-two core properties considered in same store sales. For this core group, revenues increased 3.5%, primarily as the result of rental rate increases, as average occupancy was unchanged from 1996's level of 87.8%. Interest and other income increased just slightly to $0.8 million in 1997.

     Property operating and real estate tax expense increased $4.5 million or 49% during the period. Of this, $3.1 million was incurred by the facilities acquired in 1997, $1.3 million resulted from the having the 1996 acquisitions included for a full year of operations, and $0.1 million additional cost was incurred in the operation of the eighty-two core properties.

     General and administrative expenses increased $0.5 million, primarily as a result of increased supervisory and accounting costs associated with the operation of an increased number of properties.

     Interest expense of $2.2 million in 1997 resulted primarily from borrowings on the Operating Partnership's line of credit facility (a mortgage loan assumed in an acquisition transaction required interest payments of $0.2 million). The Operating Partnership had borrowings outstanding of $42 million before paying off the balance with the proceeds of a Company common stock offering in April 1997. The credit facility was then utilized throughout the balance of the year to fund further acquisitions, so that by the end of the year, the amount outstanding on the line was $36 million.

     Depreciation and amortization expense increased to $7 million from $4.6 million, primarily as a result of the additional depreciation taken on the $112 million of real estate assets acquired in 1997 and a full year of depreciation on 1996 acquisitions.

     Earnings before minority interest, interest expense, and depreciation and amortization increased $10.7 million or 48%, in 1997 as a result of the aforementioned items.

Year Ended December 31, 1996 compared to Year Ended December 31, 1995

     Rental revenues improved from $21.8 million for the year ended December 31, 1995 to $32.9 million for the year ended December 31, 1996, an increase of $11.1 million, or 51%. Of this, $5.1 million resulted from the acquisition of twenty-nine properties during 1996, $ 4.9 million resulted from having 1995 acquisitions included for a full year of operations, and $1.1 million resulted from increased occupancy levels and rental rates. Interest and other income remained unchanged at approximately $0.7 million.

     Property operating and real estate tax expense increased $3 million or 48% during the period. Of this, $1.5 million was incurred by the facilities acquired in 1996, $1.4 million resulted from having the 1995 acquisitions included for a full year of operations, and $0.1 million of additional cost was incurred in the operation of the sixty facilities owned by the Operating Partnership since January 1, 1995.

     General and administrative expenses decreased $0.3 million, primarily as a result of non-recurring legal, accounting and other professional fees associated with the winding up of partnership activities and the merger and formation transactions.

     Interest expenses of $1.9 million in 1996 resulted exclusively from borrowings on the Operating Partnership's line of credit facility. The Operating Partnership had borrowings outstanding of $59.3 million before paying off the balance with the proceeds of a Company common stock offering in October 1996. Interest expense in 1995 was $3.4 million, or $1.5 million higher than in 1996. This was primarily due to the fact that until the Initial Offering in June 1995, the Predecessors had incurred substantial mortgage debt as a means to finance its acquisitions, and paid approximately $3.3 million to carry that debt through June 1995. Upon completion of the Initial Offering, this mortgage debt was paid in full, and there was only a line of credit borrowing of $5 million outstanding at the end of 1995.

     Depreciation and amortization expense increased to $4.6 million from $3.3 million, primarily as a result of the additional depreciation taken on the $60 million or real estate assets acquired in 1996.

     Earnings before interest, and depreciation and amortization increased $8.4 million or 61% in 1996 as a result of the aforementioned items.

Liquidity and Capital Resources
Capital Resources and Establishment of Line of Credit

          The Company and the Operating Partnership have relied principally on equity capital since inception and have raised net proceeds of $269 million from the Initial Offering on June 25, 1995, and additional offerings of Company Common Stock in 1996 and 1997. The Operating Partnership used the proceeds of the offerings to repay indebtedness, to purchase additional properties, and to acquire limited partners' interest in the Sovran Partnerships.

          The equity offerings have been supplemented with borrowings on the $75 million line of credit which was replaced on February 20, 1998, by a three-year, $150 million unsecured line. The commitment fee on the new line was $750,000, and interest is payable monthly at 125 basis points above LIBOR.

          In addition to the equity and debt capital, the Operating Partnership issued $3.6 million and $9.2 million of Units in 1996 and 1997, respectively, in exchange for self storage facilities at the request of sellers.

          As a result of its limited use of debt and the replacement of the secured credit facility with the unsecured line of credit, the Operating Partnership believes it has achieved a level of market capitalization and critical mass to enable it to access the senior debt markets to fund 1998 growth.

Acquisition of Properties

          Since the Initial Offering, the Operating Partnership used the balance of the proceeds from the underwriter's over-allotment option, the follow-on public offerings, issuance of Units and borrowings pursuant to the line of credit to acquire properties from unaffiliated storage operators in Virginia, Florida, Georgia, New York, Pennsylvania, Texas, Alabama, Maryland, Massachusetts, Michigan, Ohio and Louisiana. In 1995, following the Initial Offering, the Operating Partnership added 8 facilities and 550,000 square feet of storage space to its portfolio. In 1996, twenty-nine facilities comprising 1,490,000 square feet, and in 1997, forty-four facilities totaling 2.5 million square feet were acquired. Through June 15, 1998, an additional 30 Properties totaling 1.9 million square feet were acquired bringing the total Properties owned to 186 with 10.2 million square feet of net rentable storage space.

Internal Property Acquisition Costs

          As a result of a recent consensus reached by the Financial Accounting Standards Board Emerging Issues Task Force, the Operating Partnership will no longer capitalize internal costs related to the acquisition of operating properties. The amount of such costs capitalized in 1997 and 1996 were $728,000 and $755,000, respectively.

Future Acquisition and Development Plans

          The Operating Partnership's external growth strategy is to increase the number of facilities it owns by acquiring suitable facilities in markets in which it already has operations, or to expand in new markets by acquiring several facilities at once in those new markets.

          Since the Initial Offering, the Operating Partnership has increased its presence in the Boston, Washington, Cleveland, Atlanta, Norfolk, Charlotte, Greensboro, Orlando, Jacksonville, Pensacola, Orlando and Ft. Lauderdale/Palm Beach markets. Properties acquired in these cities were added to improve the Operating Partnership's presence and enhance visibility of its operations. Economies of scale are enjoyed via this strategy, as yellow-page costs, maintenance expenses and relief payroll costs can be shared among numerous facilities.

          The Operating Partnership has also entered new markets with great impact. Sixteen Properties were acquired in Texas, giving the Operating Partnership a strong presence in San Antonio, Dallas and Houston. Six Properties were acquired in Tampa, five in Northern Michigan, four each in Ft. Myers and St. Petersburg, three each in Birmingham and Montgomery, and two each in Newport News, Pittsburgh, Baton Rouge, Syracuse and Jackson.

          The Operating Partnership will continue to aggressively pursue the acquisition of quality self-storage properties in markets where it already operates, and in strategic new markets where a substantial property base can be quickly established.

          The Operating Partnership also intends to expand and enhance certain of its existing facilities by building additional storage buildings on presently vacant land and by installing climate control and enhanced security systems at selected sites.

Distribution Requirements of the Company and Impact on the Operating
Partnership

          As a REIT, the Company is not required to pay Federal income tax on income that it distributes to its shareholders, provided that the amount distributed is equal to at least 95% of taxable income. These distributions must be made in the year to which they relate, or in the following year if declared before the Company files its Federal income tax return, and if it is paid before the first regular distribution of the following year. The first distribution of 1998 may be applied toward the Company's 1997 distribution requirement. The Company's source of funds for such distributions are solely and directly from the Operating Partnership.

          As a REIT, the Company must derive at least 95% of its total gross income from income related to real property, and from dividends, interest and gain from the sale or disposition of stock or securities. In 1997, the Company's percentage of revenue from such sources exceeded 97%, thereby passing the 95% test, and no special measures are expected to be required to enable the Company to maintain its REIT designation.

Inflation

          The Operating Partnership does not believe that inflation has had or will have a direct effect on its operations. Substantially all of the leases at the facilities allow for monthly rent increases, which provide the Operating Partnership with the opportunity to achieve increases in rental income as each lease matures.

Seasonality

          The Operating Partnership's revenues typically have been higher in the third and fourth quarter, primarily because the Operating Partnership increases its rental rates on most of its storage units at the beginning of May and, to a lesser extent, because self-storage facilities tend to experience greater occupancy during the late spring, summer and early fall months due to the greater incidence of residential moves during these periods. However, the Operating Partnership believes that its tenant mix, diverse geographic locations, rental structure and expense structure provide adequate protection against undue fluctuations in cash flows and net revenues during off-peak seasons. Thus, the Operating Partnership does not expect seasonality to affect materially distributions to unitholders.

Impact of Year 2000

          Based on a preliminary assessment and limited testing, the Operating Partnership believes it has made all changes to its software so that its computer system will function properly with respect to dates in the year 2000 and thereafter. The Operating Partnership presently believes that with these modifications, the Year 2000 issue will not pose significant operational problems for its computer systems.

          The Operating Partnership has initiated formal communications with third parties to determine the extent to which the Operating
Partnership's interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 issues.

          The Operating Partnership anticipates completing the Year 2000 project in 1998, which is prior to any expected impact on its operating system. The Operating Partnership's total Year 2000 project costs, which are expected to be immaterial, and the anticipated time frame, are based on presently available information. These estimates were derived utilizing numerous assumptions of future events, including the availability of certain resources, third-party modification plans and other factors. However, there can be no guarantee that the estimated time of completion will be achieved and actual results could differ materially from those anticipated.

ITEM 3.  PROPERTIES

Overview

          At June 15, 1998, the Operating Partnership owned 100% fee simple interests in, and operated, a total of 186 Properties, consisting of approximately 10.2 million net rentable square feet, situated in nineteen states primarily in the Eastern United States and Texas. As of March 31, 1998, the Properties had a weighted average occupancy of 84.1% and a weighted average annual rent per square foot of $7.62. The Operating Partnership believes that it is one of the largest operators of self-storage properties in the United States based on facilities owned.

          The Operating Partnership's self-storage facilities offer inexpensive, easily-accessible, enclosed storage space to residential and commercial users on a month-to-month basis. Most of the Operating Partnership's Properties are fenced with computerized gates and are well lighted. All but twenty-two of the Properties are single-story, thereby providing customers with the convenience of direct vehicle access to their storage units. All Properties have a Property Manager on-site during business hours and, in most cases, the Property Manager resides in an apartment at the facility. Customers have access to their storage areas during business hours, and some commercial customers are provided 24-hour access. Individual storage units are secured by a lock furnished by the customer to provide the customer with control of access to the unit.

          Currently, 153 of the Properties conduct business under the user-friendly trade name "Uncle BoB's Self-Storage" and the remainder are operated under various names acquired with the Properties. The Operating Partnership intends to convert all of the Properties to the "Uncle BoB's" trade name.


The table below provides certain information regarding the Properties:


                                          Uncle
                                          BoB's   Occupancy
                         Year             Trade       at                                     Mgr.
Location                 Built  Sq. Ft.   Name     12/31/97  Acres  Units  Bldgs.  Floors    Apt.  Construction
_______________________________________________________________________________________________________________________________
  Alabama
Birmingham I             1990   37,075    Y       80%        2.7     297    9      1         Y    Masonry/Steel Roof
Birmingham II            1990   52,155    Y       92%        4.7     414    8      1         Y    Masonry/Steel Roof
Montgomery I             1982   75,000    Y       81%        5.0     625   16      1         Y    Masonry/Steel Roof
Birmingham III           1970   72,050    Y       80%        4.3     409    6      1         N    Masonry/Steel Roof
Montgomery II            1984   42,100    Y       93%        2.7     300   10      1         N    Masonry/Steel Roof
Montgomery III           1988   41,550    Y       92%        2.4     392    9      1         Y    Steel Bldg./Steel Roof
Birmingham-Walt          1984   62,776    N       N/A        3.3     397    6      1         Y    Masonry Wall/Metal Roof

  Connecticut
New Haven                1985   36,000    Y       96%        3.9     340    5      1         N    Masonry Wall/Steel Roof
Hartford-Metro I         1988   47,650    Y       96%       10.0     339   10      1         N    Steel Bldg./Steel Roof
Hartford-Metro II        1992   40,275    Y       95%        6.0     313    7      1         N    Steel Bldg./Steel Roof

  Florida
Lakeland I               1985   45,725    Y       94%        3.5     444   11      1         Y    Masonry Wall/Steel Roof
Tallahassee I            1973  149,600    Y       82%       18.7     730   21      1         Y    Masonry Wall/Tar & Gravel Roof
Tallahassee II           1975   43,600    Y       98%        4.0     236    7      1         Y    Masonry Wall/Tar & Gravel Roof
Port St. Lucie           1985   60,000    Y       77%        4.0     599   12      1         N    Steel Bldg./Steel Roof
Deltona                  1984   60,000    Y       84%        5.0     452    5      1         Y    Masonry Wall/Shingle Roof
Jacksonville I           1985   40,000    Y       93%        2.7     296   14      1         Y    Masonry Wall/Tar & Gravel Roof
Orlando I                1988   53,875    Y       90%        2.8     603    3      2         Y    Steel Bldg./Steel Roof
Ft. Lauderdale           1985  103,000    Y       91%        7.6     646    7      1         Y    Steel Bldg./Steel Roof
West Palm l              1985   49,000    Y       84%        3.2     412    6      1         N    Steel Bldg./Steel Roof
Melbourne I              1986   61,787    Y       95%        8.3     605   11      1         Y    Masonry Wall/Shingled Roof
Pensacola I              1983  105,127    Y       80%        7.5     976   13      1         Y    Steel Bldg./Steel Roof
Pensacola II             1986   57,355    Y       88%        3.4     509    9      1         Y    Steel Bldg./Steel Roof
Melbourne II             1986   55,755    Y       93%        3.4     657   11      1         N    Steel Bldg./Steel Roof
Jacksonville II          1987   53,225    Y      100%        4.4     465   11      1         Y    Masonry/Steel Roof
Pensacola III            1986   63,250    Y       81%        6.1     510   12      1         N    Steel Bldg./Steel Roof
Pensacola IV             1990   39,825    Y       91%        2.7     280    9      1         Y    Masonry/Steel Roof
Pensacola V              1990   38,850    Y       66%        2.6     324    4      1         Y    Masonry/Steel Roof

Tampa I                  1989   60,202    Y       93%        3.3     889    6      1         N    Masonry/Steel Roof
Tampa II                 1985   55,911    Y       86%        2.9     794   10      1         N    Masonry/Steel Roof
Tampa III                1988   45,507    Y       91%        2.2     689   14      1         N    Masonry/Steel Roof
Orlando II               1986  135,000    Y       74%        8.5   1,359   20      1         Y    Masonry Wall/Steel Roof
Ft. Myers I              1988   28,068    Y       78%        1.1     272    6      2         Y    Steel Bldg./Steel Roof
Ft. Myers II           1991/94  23,053    Y       81%        1.9     314    2      1         Y    Masonry/Steel Roof
Tampa IV                 1985   60,675    Y       77%        4.0     633   10      1         Y    Masonry/Steel Roof
West Palm II             1986   33,120    Y       89%        2.3     395    9      1         Y    Masonry/Steel Roof
Ft. Myers III            1986   35,435    Y       84%        2.4     261    9      1         Y    Masonry/Steel Roof
Lakeland II              1988   41,860    Y       96%        4.0     446    9      1         N    Masonry Wall/Steel Roof
Ft. Myers IV             1987   60,000    Y       94%        4.5     289    4      1         Y    Masonry/Steel Roof
Jacksonville III         1987  102,500    Y       78%        5.9     786   13      1         Y    Masonry Wall/Shingle Roof
Jacksonville IV          1985   43,865    Y       83%        2.7     527    7      1         Y    Steel Bldg./Steel Roof
Jacksonville V         1987/92  55,400    Y       97%        2.9     514   13      2         Y    Steel Bldg./Masonry Wall/Steel
                                                                                                    Roof
Ft. Myers-Mall         1991/94  19,901    Y       N/A        1.3     274    4      1         Y    Masonry/Steel Roof
Orlando III              1975   60,000    Y       89%        3.2     487    8      2         N    Masonry Wall/Steel Roof
Orlando IV               1984   37,372    Y       90%        2.8     341    6      1         Y    Steel Bldg/Steel Roof
Delray I-Mini            1969   50,395    Y       99%        3.5     495    3      1         Y    Masonry Wall/Concrete Roof
Delray II-Safeway        1980   71,218    Y       94%        4.3     774   17      1         Y    Masonry Wall/Concrete Roof
Tampa-E. Hillsborough    1985   84,740    N       N/A        5.3     733   16      1         Y    Masonry Wall/Metal Roof
Titusville             1986/90  54,390    N       N/A        6.0     417    9      1         Y    Metal Wall/Shingle Roof
Indian Harbor Beach      1985   66,588    Y       N/A        4.0     729   15      1         N    Masonry Wall/Metal Roof
Vero Beach               1997   34,450    N       N/A        1.9     316   4       1         N    Masonry Wall/Metal Roof

  Georgia
Savannah                 1981   58,781    Y       82%        5.4     527   11      1         Y    Masonry Wall/Steel Roof
Atlanta-Metro I          1988   69,075    Y       81%        3.9     539    5      1         Y    Steel Bldg./Steel Roof
Atlanta-Metro II         1988   45,100    Y       82%        3.9     375    6      1         Y    Steel Bldg./Steel Roof
Atlanta-Metro III        1988   55,475    Y       84%        5.3     483    9      1         Y    Steel Bldg./Steel Roof
Atlanta-Metro IV         1989   41,724    Y       92%        3.5     304    7      1         Y    Steel Bldg./Steel Roof
Atlanta-Metro V          1988   38,082    Y       84%        4.2     372    3      1         Y    Masonry Wall/Tar & Gravel Roof
Atlanta-Metro VI         1986   51,375    Y       79%        3.6     458    7      1         Y    Steel Bldg./Steel Roof
Atlanta-Metro VII        1981   43,400    Y       77%        2.5     324    9      2         Y    Masonry Wall/Tar & Gravel Roof
Atlanta-Metro VIII       1975   41,400    Y       85%        3.3     452    6      2         Y    Masonry Wall/Tar & Gravel Roof
Augusta I                1988   52,300    Y       85%        4.0     407   13      1         Y    Steel Bldg./Steel Roof
Macon I                  1989   40,700    Y       92%        3.2     356   14      1         Y    Steel Bldg./Steel Roof
Augusta II               1987   45,700    Y       87%        3.5     377    4      1         Y    Masonry Wall/Steel Roof
Atlanta-Metro IX         1988   56,725    Y       81%        4.6     409    6      1         Y    Steel Bldg./Steel Roof
Atlanta-Metro X          1988   45,425    Y       88%        6.8     391    9      1         N    Steel Bldg./Steel Roof
Macon II               1989/94  58,750    Y       88%       14.0     535   11      1         Y    Steel Bldg./Steel Roof
Savannah II              1988   50,975    Y       75%        2.6     484    8      1         Y    Masonry  Wall/Steel Roof



Atlanta-Alpharetta       1994   80,265    Y       76%        5.8     555    8      1&2       Y    Steel Bldg./Steel Roof
Atlanta-Marietta         1996   59,450    Y       95%        6.0     451    8      1&2       Y    Steel Bldg./Steel Roof
Atlanta-Doraville        1995   67,275    N       90%        4.9     632    8      1&2       Y    St&Masonry Bldg/Steel Roof
Ft. Oglethorpe           1989   45,290    N       N/A        3.3     448    6      1         Y    Masonry Wall/Metal Roof

  Louisiana
Baton Rouge-1            1982   72,100    N       97%        2.5     419   12      1         Y    Masonry Wall/Metal Roof
Baton Rouge-2            1985   44,735    N       98%        2.8     443    9      1         N    Masonry Wall/Steel Roof

  Maryland
Salisbury                1979   34,350    Y       70%        3.0     418   10      1         N    Masonry Wall/Tar & Gravel Roof
Baltimore I              1984   22,233    Y       85%        1.9     347    2      3         N    Masonry Wall/Shingled Roof
Baltimore II             1988   63,915    Y       93%        2.2     526    2      4         Y    Masonry Wall/Tar & Gravel Roof
Baltimore III            1990   53,171    Y       80%        3.1     686    8      1         Y    Steel Bldg./Steel Roof

  Massachusetts
New Bedford              1982   41,980    Y       90%        3.4     408    7      1         Y    Steel Bldg./Steel Roof
Springfield              1986   41,339    Y       80%        4.7     337    5      1         N    Masonry Wall/Shingle Roof
Boston-Metro I           1980   37,575    Y       92%        2.0     403    3      2         N    Masonry Wall/Tar & Gravel Roof
Boston-Metro II          1986   36,900    Y       97%        3.6     428    8      2         N    Masonry Wall/Tar & Gravel Roof
Northbridge              1988   39,175    N       N/A        3.5     283   10      1         N    Metal Wall/Metal Roof
Salem                    1979   53,400    N       N/A        2.0     496    2      2         Y    Steel Wall/Metal Roof

  Michigan
Grand Rapids             1976   57,900    Y       85%        5.4     526    9      1         Y    Masonry Wall/Steel Roof
Grand Rapids II          1983   32,300    Y       83%        8.0     296    6      1         N    Masonry & Steel Walls
Kalamazoo                1978   58,214    Y       78%       11.6     607   14      1         Y    Steel Bldg/Steel & Shingle Roof
Lansing                  1987   43,943    Y       87%        3.8     426    9      1         Y    Steel Bldg/Steel Roof
Holland                  1978   95,088    Y       76%       13.6     676   18      1         Y    Masonry Wall/Steel Roof
Waterford-Highland       1978  140,850    N       N/A       16.6    1739   16      1         Y    Masonry Wall/Metal Roof

  Mississippi
Jackson I                1990   41,900    Y       92%        2.0     344    6      1         Y    Masonry/Steel Roof
Jackson II               1990   38,775    Y       86%        2.1     308    9      1         Y    Masonry/Steel Roof
Jackson III              1995   62,052    N       N/A        1.3     426    2      1         N    Metal Wall/Metal Roof

  North Carolina
Charlotte                1986   37,051    Y       86%        2.9     337    6      1         Y    Steel Bldg./Steel Roof
Fayetteville             1980   92,800    Y       66%        6.2   1,160    2      1         Y    Steel Bldg./Steel Roof
Greensboro               1986   42,900    Y       66%        3.4     415    5      1         Y    Steel Bldg./Mas. Wall/Steel Roof
Raleigh I                1985   57,750    Y       84%        5.0     569    8      2         Y    Steel Bldg./Steel Roof
Raleigh II               1985   33,150    Y       77%        2.5     329    8      1         Y    Steel Bldg./Steel Roof



Charlotte II             1995   48,750    Y       58%        5.6     494    7      1         Y    Masonry Wall/Steel Roof
Charlotte III            1995   31,200    Y       73%        2.9     346    6      1         Y    Masonry Wall/Steel Roof
Greensboro I             1995   32,198    Y       83%        1.0     312    7      1         N    Metal Wall/Metal Roof
Greensboro II            1997    9,755    Y       74%        2.5      92    2      1         N    Metal Wall/Metal Roof
Greensboro-High Point    1993   58,035    N       N/A        2.5     538    9      1         N    Steel Wall/Metal Roof
Durham-Cornwallis      1990/96  79,260    N       N/A        4.7     666    9      1         Y    Masonry Wall/Metal Roof
Durham-Hillsborough    1988/91  67,941    N       N/A        5.0     624    5      1         Y    Metal Wall/Metal Roof

  New Hampshire
Salem-Policy             1980   62,075    N       N/A        8.7     546    9      1         Y    Masonry Wall/Gravel/MetalRoof

  New York
Middletown               1988   30,000    Y       95%        2.8     281    4      1         N    Steel Bldg./Steel Roof
Buffalo I                1981   76,000    Y       93%        5.1     541   10      1         Y    Steel Bldg./Steel Roof
Rochester I              1981   43,000    Y       82%        2.9     407    5      1         Y    Steel Bldg./Steel Roof
Rochester II             1980   39,000    Y       88%        3.5     250    9      1         N    Masonry Wall/Shingle Roof
Buffalo II               1984   53,525    Y       96%        6.2     430   12      1         Y    Steel Bldg./Steel Roof
Syracuse l               1987   70,200    Y       83%        7.5     767   16      1         N    Steel Bldg./Steel Roof
Syracuse II              1983   54,590    Y       78%        3.6     422   10      1         Y    Steel Bldg./Shingled Roof
Rochester III            1990   51,826    Y       92%        2.7     421    1      1         N    Masonry Wall/Shingle Roof
Harriman               1989/95  66,230    N       N/A        6.1     649   10      1         Y    Metal Wall/Metal Roof

  Ohio
Youngstown               1980   48,825    Y       94%        5.8     380    5      1         Y    Steel Bldg./Steel Roof
Cleveland- I             1980   48,250    Y       73%        6.4     359    9      1         Y    Steel Bldg./Steel Roof
Cleveland II             1987   60,500    Y       86%        4.8     453    4      1         Y    Steel Bldg./Steel Roof
Cincinnati               1988   48,830    Y       94%        2.8     496    7      1         Y    Masonry Wall/Steel Roof
Dayton                   1988   61,875    Y       87%        3.6     615    8      1         Y    Masonry Wall/Steel Roof
Youngstown II            1988   55,525    Y       69%        3.9     497    7      1         N    Masonry Wall/Steel Roof
Akron                    1990   37,720    Y       90%        3.4     296   12      1         Y    Masonry Wall/Steel Roof
Cleveland III            1986   68,110    Y       89%        3.4     570   12      1         Y    Masonry Wall/Steel Roof
Cleveland IV             1978   65,125    Y       97%        3.5     554    5      1         Y    Masonry Wall/Steel Roof
Cleveland V              1979   73,450    Y       89%        3.1     646    9      1&2       Y    Masonry Wall/Rolled Roof
Cleveland VI             1979   46,625    Y       91%        2.6     361    8      1         Y    Masonry Wall/Concrete Roof
Cleveland VII            1977   69,750    Y       92%        4.3     628   13      1         Y    Masonry Wall/Steel Roof
Cleveland VIII           1970   45,275    Y       80%        5.7     395    6      1         Y    Masonry Wall/Steel Roof
Cleveland IX             1982   53,748    Y       80%        4.4     291    5      1         Y    Masonry Wall/Steel Roof
Cleveland X              1989   47,050    Y       84%        5.8     380    6      1         N    Metal Wall/Metal Roof
Warren-Elm               1986   60,230    N       N/A        7.3     498    8      1         Y    Masonry Wall/Metal Roof
Warren-Youngstown        1986   59,137    N       N/A        5.0     550   11      1         N    Masonry Wall/Metal Roof




  Pennsylvania
Allentown                1983   30,000    Y       98%        6.3     277    7      1         Y    Masonry Wall/Shingle Roof
Sharon                   1975   37,200    Y       91%        3.0     314    5      1         Y    Steel Bldg./Steel Roof
Harrisburg I             1983   48,746    Y       92%        4.1     475    9      1         Y    Masonry Wall/Steel Roof
Harrisburg II            1985   58,800    Y       89%        9.2     299   10      1         Y    Masonry Wall/Steel Roof
Pittsburgh               1990   57,375    Y       87%        3.4     551    6      1         Y    Steel Bldg./Steel Roof
Pittsburgh II            1983   75,875    Y       84%        4.8     732    4      2         Y    Masonry Wall/Shingled Roof
Harrisburg III           1984   63,740    N       95%        4.1     614    9      1         Y    Masonry Wall/Metal Roof

  Rhode Island
Providence               1984   37,825    Y       84%        3.7     397    7      1         Y    Masonry Wall/Tar & Gravel Roof
East Greenwich         1984/88  71,190    N       N/A        4.9     670    9      1              Metal Wall/Metal Roof

  South Carolina
Charleston I             1985   51,445    Y       87%        3.3     421   11      1         Y    Steel Bldg./Mas. Wall/Steel Roof
Columbia I               1985   47,650    Y       69%        3.3     410    7      1         Y    Steel Bldg./Steel Roof
Columbia II              1987   59,000    Y       81%        6.0     464    8      1         N    Steel Bldg./Steel Roof
Columbia III             1989   41,200    Y       77%        3.5     354    5      2         Y    Steel Bldg./Steel Roof
Columbia IV              1986   56,000    Y       83%        5.6     446    7      1         Y    Steel Bldg./Steel Roof
Spartanburg              1989   49,500    Y       83%        3.6     350    6      1         Y    Steel Bldg./Steel Roof
Charleston II            1985   41,038    Y       96%        2.2     335   10      1         Y    Masonry Wall/Steel Roof

  Tennessee
Hixon                    1985   42,175    N       N/A        2.7     345    3      1         Y    Masonry Wall/Metal Roof
Chattonooga-Lee Hwy      1987   37,250    N       N/A        3.3     390    6      1         Y    Masonry Wall/Metal Roof
Chattanooga-Hwy 58       1985   35,405    N       N/A        2.4     325    4      1         Y    Masonry Wall/Metal Roof
Hendersonville         1986/97  93,665    N       N/A        5.7     652   16      1         Y    Masonry or Metal Wall/Metal Roof

  Texas
Arlington I              1987   45,965    Y       92%        2.3     411    7      1         Y    Masonry Wall/Steel Roof
Arlington II             1986   67,100    Y       75%        3.8     330   11      1         Y    Masonry Wall/Steel Roof
Ft. Worth                1986   40,825    Y       86%        2.4     356    3      1         Y    Masonry Wall/Asphalt Roof
San Antonio I            1986   48,280    Y       84%        3.9     486   12      1         Y    Masonry Wall/Steel Roof
San Antonio II           1986   40,550    Y       81%        1.9     287    7      1         Y    Masonry Wall/Steel Roof
San Antonio III          1981   48,782    Y       84%        2.6     495    5      1         Y    Masonry Wall/Steel Roof
Universal                1985   35,100    Y       87%        2.4     427    8      1         Y    Masonry Wall/Steel Roof
San Antonio IV           1995   44,600    Y       67%        5.4     372   11      1         Y    Steel Bldg/Steel Roof
Houston I               1993/95 69,650    Y       70%        6.4     543    5      1         Y    Metal Wall/Steel Roof
Houston II               1995   61,861    Y       86%        6.3     541    1      1         Y    Metal Wall/Steel Roof
Houston III              1995   35,600    Y       69%        1.8     332    1      1         Y    Metal Wall/Steel Roof




Dallas-Skillman          1975  121,707    Y       85%        5.9   1,111    8      1&2       Y    Masonry Wall/Steel Roof
Dallas-Cent.             1977  104,303    Y       84%        6.7   1,125    8      1&2       Y    Masonry Wall/Steel Roof
Dallas-Samuell           1975   79,056    Y       93%        3.8     796    6      1&2       Y    Masonry Wall/Steel Roof
Dallas-Hargrove          1975   71,938    Y       88%        3.1     747    5      1&2       Y    Masonry Wall/Steel Roof
Houston IV               1984   75,500    Y       85%        4.1     670    9      1         Y    Metal Wall/Metal Roof
Katy                     1994   44,175    N       N/A        8.6     439   10      1         Y    Metal Wall/Metal Roof
Humble                   1986   61,864    N       N/A        2.3     599    6      1         Y    Masonry Wall/Metal Roof

  Virginia
Newport News I           1988   52,944    Y       93%        3.2     451    7      1         Y    Steel Bldg./Steel Roof
Alexandria               1984   77,310    Y       78%        3.2   1,105    4      2         Y    Masonry Wall/Tar & Gravel Roof
Norfolk I                1984   49,950    Y       89%        2.7     357    7      1         Y    Steel Bldg./Steel Roof
Norfolk II               1989   45,375    Y       91%        2.1     363    4      1         Y    Masonry Wall/Steel Roof
Richmond                 1987   52,035    Y       84%        2.7     524    5      1         Y    Masonry Wall/Steel Roof
Newport News II        1988/93  63,125    Y       95%        4.7     384    8      1         Y    Steel Bldg./Steel Roof
Lynchburg I              1982   47,200    Y       85%        5.3     429   10      1         Y    Masonry Wall/Steel Roof
Lynchburg II             1985   41,250    Y       66%        2.3     380    4      1         Y    Masonry Wall/Steel Roof
Lynchburg III            1987   22,000    Y       81%        1.5     182    3      1         N    Masonry Wall/Metal Roof
Christiansburg         1985/90  36,673    Y       84%        3.2     327    6      1         Y    Masonry Wall/Metal Roof
Chesapeake             1988/95  35,901    Y       81%       12.0     271    7      1         Y    Metal Wall/Steel Roof
Danville                 1988   49,776    Y       81%        3.2     408    8      1         N    Steel Wall/Metal Roof
Chesapeake-Military      1996   59,355    N       N/A        3.0     600    3      1         N    Masonry Wall/Metal Roof
Chesapeake-Volvo         1995   63,918    N       N/A        4.0     544    4      1         N    Masonry Wall/Metal Roof
Virginia Beach-Shell     1991   52,571    N       N/A        2.5     587    5      1         N    Masonry Wall/Metal Roof
Virginia Beach-Central 1993/95  97,522    N       N/A        5.0     990    6      1         N    Masonry Wall/Metal Roof
Norfolk-Naval Base       1975  126,691    N       N/A        5.2   1,259   11      1         N    Masonry Wall/Metal Roof
Lynchburg-Timberlake   1990/96  48,773    N       N/A        5.2     450    7      1         N    Masonry Wall/Metal Roof


Total for all Properties    10,246,982                     807.4        1,477

                                                                  91,789







ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
         AND MANAGEMENT

          Through Holdings, a wholly-owned subsidiary of the Company and the sole general partner of the Operating Partnership, the Company manages the business of the Operating Partnership. The Operating Partnership has no directors or officers. No director or officer of the Company or Holdings beneficially owns any Units.

          The Company beneficially owns 12,330,963 Units which constitute 96.45% of all outstanding Units. No other person holds more than a 5% beneficial ownership in the Operating Partnership.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

          Through Holdings, a wholly-owned subsidiary of the Company and the sole general partner of the Operating Partnership, the Company controls the Operating Partnership. The Board of Directors of Holdings, the members of which are the same as the members of the Board of Directors of the Company, manages the affairs of the Operating Partnership by directing the affairs of the general partner of the Operating Partnership. The Operating Partnership has no directors, or executive officers. Consequently, this
Item 5 reflects information with respect to the directors and executive officers of the Company and Holdings.

          Robert J. Attea (Age 56): Chairman of the Board and Chief Executive Officer of the Company and Holdings. Director of the Company and Holdings since the completion of the Initial Offering on June 25, 1995. From 1988 to 1995 Mr. Attea served as President and Chief Executive Officer of the Company and was re-appointed Chief Executive Officer of the Company and Holdings in March, 1997. From 1985 to 1988, he served as Director of Acquisitions and Vice President of Property Management.

          Kenneth F. Myszka (Age 49): President and Chief Operating Officer of the Company and Holdings. Director of the Company and Holdings since the completion of the Initial Offering on June 25, 1995. From completion of the Initial Offering to the present, Mr. Myszka has served as President and was the Chief Executive Officer of the Company and Holdings until March 1997 at which time he became the Chief Operating Officer. From 1982 to 1995, Mr. Myszka served as Senior Vice President of the Company's predecessor.

          Charles E. Lannon (Age 50): Director of the Company and Holdings since the completion of the Initial Offering on June 25, 1995. Mr. Lannon was the predecessor company's Senior Vice President--Marketing from 1982 to 1995. Mr. Lannon left the employ of the Company to become the Chief Executive Officer of an unrelated business owned by Mr. Lannon and other Company founders.

          John E. Burns (Age 51): Director of the Company since the completion of the Initial Offering on June 25, 1995. Director of Holdings since April 1, 1998. Since 1980, John Burns has been President and founder of Sterling Ltd. Co., an Ohio based tax and financial counseling firm of which he also currently serves as Chairman. Mr. Burns also serves as Chairman and founder of Sterling Asset Management, Co., managing client assets in excess of $130 million and President of SLC Capital, Inc., a general partner of several investment partnerships. In addition, Mr. Burns serves as Chairman of Fitworks Holding, LLC and is Chairman of the Champion Boxed Beef Co.

          Michael A. Elia (Age 46): Director of the Company since the completion of the Initial Offering on June 25, 1995. Director of Holdings since April 1, 1998. Since 1984 Michael Elia has been President, Chief Executive Officer and a director of Sevenson Environmental Services, Inc., an environmental remediation contractor. He is also President and a director of Sevenson International Services, Inc. and a director of Sevenson Industrial Services, Inc., affiliates of Sevenson Environmental Services, Inc.

          Anthony P. Gammie (Age 63): Director of the Company since the completion of the Initial Offering on June 25, 1995. Director of Holdings since April 1, 1998. From 1985 through 1996, Mr. Gammie was Chairman of the Board of Bowater Incorporated. During the past 5 years he has served as a director of Alumax, Inc., The Bank of New York and The American Forest & Paper Association. He is currently a director of Lipper/Leumi High Income Bond Fund, Inc. located in Curacao, Netherlands Antilles.

          David L. Rogers (Age 42): From June 25, 1995 to the present, David L. Rogers has served as the Company's and Holding's Chief Financial Officer and Secretary. From 1988 to 1995, Mr. Rogers served as the Company's Vice President of Finance. From 1984 to 1988, Mr. Rogers served as Controller and Due Diligence Officer.

ITEM 6.  EXECUTIVE COMPENSATION

          Through Holdings, a wholly-owned subsidiary of the Company and the sole general partner of the Operating Partnership, the Company controls the Operating Partnership. The Board of Directors of Holdings, the members of which are the same as the members of the Board of Directors of the Company, manages the affairs of the Operating Partnership by directing the affairs of the general partner of the Operating Partnership. The Directors and Officers of Holdings receive their compensation from the Company and are not separately compensated by Holdings. Consequently, the information provided in this Item 6 reflects compensation paid to the Directors and executive officers of the Company.

Compensation of Directors

          The Company pays its Directors who are not also officers of the Company an annual fee of $12,500 in cash. Outside Directors are also paid a meeting fee of $1,000 for each special meeting attended. In addition, the Company will reimburse all Directors for expenses incurred in attending meetings. Pursuant to the Directors' Option Plan, each Director who is not an officer or employee of the Company is granted, effective as of the Director's initial election or appointment, a ten year option to acquire 2,500 Common Shares at the fair market value on the date of grant, and will, as of the close of each annual shareholders' meeting thereafter, be granted a ten-year option to acquire an additional 2,500 Common Shares at the fair market value of the Common Stock on the date of grant. The initial options for 2,500 Common Shares were exercisable one year from the date of grant, June 22, 1996; the Directors' options awarded thereafter vest immediately. The exercise price is payable in cash.

Executive Officers

          The following table sets forth the compensation awarded to each of the Executive Officers of the Company during each of the fiscal years ended December 31, 1997, 1996 and 1995.

                        SUMMARY COMPENSATION TABLE

                                                          Long-Term
                                                          Compensation
                                  Annual Compensation         Awards
                                                                Securities
                                                     Restricted  Underlying
                            Fiscal  Base                Stock   Option/SARS
Name and Principal Position  Year  Salary($)  Bonus($)  Award(s)     (#)

Robert J. Attea               1997 $131,250    $     0      $0          0
  Chairman of the Board and   1996  110,000     40,000       0          0
  Chief Executive Officer     1995   98,425     12,500       0     45,000

Kenneth F. Myszka             1997  131,250          0       0          0
  President and               1996  110,000     40,000       0          0
  Chief Operating Officer     1995   98,425     12,500       0     45,000

David L. Rogers               1997  131,250          0       0          0
  Chief Financial Officer     1996  110,000     40,000       0          0
  and Secretary               1995   98,425     12,500    83,486   45,000


                       FISCAL YEAR END OPTION VALUES

                      Number of Unexercised       Value of Options at
                      Options at Year End (#)             Year-End($)(1)
Name                Exercisable  Unexercisable  Exercisable  Unexercisable

Robert J. Attea       22,500       22,500         $212,344    $212,344
Kenneth F. Myszka     22,500       22,500         $212,344    $212,344
David L. Rogers       22,500       22,500         $212,344    $212,344

______________

(1) Based upon the closing price of the Company's Stock on the New York Stock Exchange on December 31, 1997 at $32.4375 per share and the grant price of $23.00 per share.

Employment Agreements

          Concurrently with the Initial Offering, the Company entered into employment agreements with Messrs. Attea, Myszka and Rogers that require each of them to devote their full business time to the Company. Each employment agreement has a three year term with an automatic extension each year for an additional year. The employment agreements provide for certain severance payments in the event of the executive's death or disability, his termination without cause or his resignation with good reason. Each employment agreement prohibits the executive, during employment and during the two year period following termination of employment, from engaging in the self storage business.

ITEM 7.  CERTAIN TRANSACTIONS

          The Company has a Facilities Services Agreement with several businesses owned by the executive officers and Mr. Lannon, whereby such businesses pay for the use of certain common facilities in the Company's offices based upon an arm's-length charge. Charges under the Facilities Services Agreement are periodically reviewed by the Audit Committee of the Company's Board of Directors.

          The law firm of Phillips, Lytle, Hitchcock, Blaine & Huber LLP has represented and is currently representing the Company and the Operating Partnership. Robert J. Attea is the brother of a partner of Phillips, Lytle, Hitchcock, Blaine & Huber LLP.

ITEM 8.  LEGAL PROCEEDINGS

          Robert J. Amsdell, a former business associate of certain officers and directors of the Company, including Robert J. Attea, Charles E. Lannon, Kenneth F. Myszka and David L. Rogers, filed a lawsuit against the Company on June 13, 1995 in the United States District Court for the Northern District of Ohio in connection with the formation of the Company as a REIT and related transactions, as well as the Initial Offering. On April 29, 1996, Mr. Amsdell filed a first amended complaint and on September 24, 1997, a second amended complaint was filed. The complaint alleges, among other things, breach of fiduciary duty, breach of contract, breach of general partnership/joint venture arrangement, fraud and deceit, breach of duty of good faith and other causes of action including a declaratory judgment as to Mr. Amsdell's continuing interest in the Company. Mr. Amsdell is seeking money damages in excess of $15 million, as well as punitive damages and declaratory and injunctive relief (including the imposition of a constructive trust on assets of the Company in which Mr. Amsdell claims to have a continuing interest) and an accounting. The first amended complaint also added Messrs. Attea, Lannon, Myszka and Rogers as additional defendants. The parties are currently involved in discovery. The Company intends to vigorously defend the lawsuit. Messers. Attea, Lannon, Myszka and Rogers have agreed to indemnify the Company for any loss arising from the lawsuit. The Operating Partnership believes that the actual amount of Mr. Amsdell's recovery in this matter, if any, would be within the ability of these individuals to provide indemnification. The Operating Partnership does not believe that the lawsuit will have a material adverse effect upon the Operating Partnership.

ITEM 9.  MARKET PRICE AND DISTRIBUTIONS AND RELATED SECURITY
         HOLDER MATTERS

          There is no established public trading market for the Units. As of June 15, 1998, there were 14 holders of record of Units.

          The following table sets forth the quarterly distributions per Unit paid by the Operating Partnership to holders of its Units with respect to each such period.

               Quarter Ended                 Distributions Per Unit

               June 30, 1995                           $.025
               September 30, 1995                       .505
               December 31, 1995                        .505
               March 31, 1996                           .505
               June 30, 1996                            .505
               September 30, 1996                       .520
               December 31, 1996                        .520
               March 31, 1997                           .520
               June 30, 1997                            .520
               September 30, 1997                       .540
               December 31, 1997                        .540
               March 31, 1998                           .540

          The partnership agreement of the Operating Partnership (the "Partnership Agreement") provides that the Operating Partnership will distribute all available cash (as defined in the Partnership Agreement) on at least a quarterly basis, in amounts determined by the general partner in its sole discretion, to the partners in accordance with their respective percentage interest in the Operating Partnership. Distributions are declared at the discretion of the Board of Directors of Holdings, the general partner of the Operating Partnership and a wholly-owned subsidiary of the Company, and will depend on actual funds from operations of the Operating Partnership, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended, and such other factors as the Board of Directors may deem relevant. The Board of Directors of Holdings may modify the Operating Partnership's distribution policy from time to time, subject to the terms of the Partnership Agreement.

          The Operating Partnership's line of credit contains customary representations, covenants and events of default, including covenants which restrict the ability of the Operating Partnership to make distributions in excess of stated amounts. In general, during any four consecutive fiscal quarters the Operating Partnership may only distribute up to 90% of the Operating Partnership's funds from operations (as defined in the related agreement). The line of credit contains exceptions to these limitations to allow the Operating Partnership to make any distributions necessary to allow the Company to maintain its status as a REIT. The Operating Partnership does not anticipate that this provision will adversely effect the ability of the Operating Partnership to make distributions, as currently anticipated.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

          During the past three years, the Operating Partnership has issued Units in private placements in reliance on the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, in the amounts and for the consideration set forth below:

          - On June 26 and July 25, 1995, the Company transferred $148,244,000 to the Operating Partnership in exchange for 7,466,749.29 Units and Holdings transferred $1,496,000 to the Operating Partnership in exchange for 75,421.71 general partnership units.

          - On January 20, 1996, in connection with the Sovran Self Storage, Inc. 1995 Award and Option Plan, the Operating Partnership issued 1980 Units to the Company and 20 general partnership units to Holdings.

          - On July 25, 1996, Thomas Hinkel and Hinkel Investment Limited Partnership transferred their interest in a self-storage facility to the Operating Partnership in exchange for 6,327.8 and 12,459.37 Units, respectively.

          - On October 1, 1996, the Company transferred $65,959,000 to the Operating Partnership in exchange for 2,710,000 Units and Holdings transferred $974,000 to the Operating
               Partnership in exchange for 40,000 general partnership units.

          - On October 8, 1996, the Company transferred $9,940,000 to the Operating Partnership in exchange for 408,375 Units and Holdings transferred $100,000 to the Operating Partnership in exchange for 4,125 general partnership units.

          - On December 18, 1996, Harold Samloff and Laurence Glaser transferred their interest in a self-storage facility to the Operating Partnership in exchange for 60,571.425 Units for each of them.

          - On February 26, 1997, the Company transferred $34,500 to the Operating Partnership in exchange for 1,500 Units in connection with the Sovran Self Storage, Inc. 1995 Award and Option Plan.

          - On March 31, 1977, Montague-Betts Company and D.W.B. Associates transferred their interests in certain self-storage properties to the Operating Partnership in exchange for 214,974.46 and 28,953.02 Units, respectively.

          - On April 22, 1997, the Company transferred $39,148,000 to the Operating Partnership in exchange for 1,400,000 Units and Holdings transferred $2,796,000 to the Operating Partnership in exchange for 100,000 general partnership units.

          - On May 21, 1997, in connection with the Sovran Self Storage, Inc. 1995 Award and Option Plan, the Company transferred $51,750 to the Operating Partnership in exchange for 2,250 units.

          - On June 22, 1997, in connection with the Sovran Self Storage, Inc. 1995 Award and Option Plan, the Company transferred $34,500 to the Operating Partnership in exchange for 1,500 Units.

          - On June 23, 1997, in connection with the Sovran Self Storage, Inc. 1995 Award and Option Plan, the Company transferred $69,000 to the Operating Partnership in exchange for 3,000 Units.

          - On June 24, 1997, in connection with the Sovran Self Storage, Inc. 1995 Award and Option Plan, the Company transferred $69,000 to the Operating Partnership in exchange for 3,000 Units.

          - On June 26, 1997, in connection with the Sovran Self Storage, Inc. 1995 Award and Option Plan, the Company transferred $69,000 to the Operating Partnership in exchange for 3,000 Units.

          - On November 12, 1997, in connection with the Sovran Self Storage, Inc. 1995 Award and Option Plan, the Operating Partnership issued 200 Units to the Company.

          - On December 2, 1997 Frank Bingman, Joseph & Beverly Snyder, Morgan Whiteley and Marlene Whiteley transferred their interest in a self-storage facility to the Operating Partnership in exchange for 19,917.0124, 19,917.0124, 9,958.5062 and 9,958.5062 Units, respectively.

          - On February 4, 1998, the Company transferred its interest in a self-storage facility to the Operating Partnership in exchange for 109,841.25 Units.

          - On June 12, 1998, Lawrence Moss and William Caldwell transferred their interest in a self-storage facility to the Operating Partnership in exchange for 10,000 units.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

General

          The following description is only a summary of certain provisions of the Partnership Agreement and is subject to, and qualified in its entirety by, the Partnership Agreement, a copy of which has been filed with the Securities and Exchange Commission.

Voting Rights

          Under the Partnership Agreement, the Operating Partnership's limited partners (the "Limited Partners") do not have voting rights relating to the operation and management of the Operating Partnership except in connection with certain amendments to the Partnership Agreement, dissolution of the Operating Partnership and the sale or exchange of all or substantially all of the Operating Partnership's assets, including mergers or other combinations.

Vote Required to Dissolve the Operating Partnership

          Under Delaware law and the terms of the Partnership Agreement, the Operating Partnership may be dissolved upon the consent of the general partner of the Operating Partnership (the "General Partner") and the vote of Limited Partners (including the Company) holding at least 75% of the percentage interests of the Limited Partners.

Vote Required to Sell Assets or Merge

          Under the Partnership Agreement, except in certain circumstances, the Operating Partnership may not sell, exchange, transfer or otherwise dispose of all or substantially all of its assets, including by way of merger or consolidation or other combination of the Operating Partnership, without the consent of the Limited Partners (including the Company) holding 75% or more of the percentage interests of the Limited Partners.
Currently, the Company holds 94.7% of the percentage interests of the Limited Partners.

Meetings of the Partners

          Meetings of the partners may be called by the General Partner and must be called by the General Partner upon receipt of a written request by Limited Partners holding 20% or more of the partnership interests. The notice must state the nature of the business to be transacted, and must be given to all partners not less than seven (7) days nor more than thirty
(30) days prior to the date of such meeting. Partners may vote in person or by proxy at such meeting. Partners can act without a meeting with the written consent of holders of 75% or more of the percentage interests of the partners.

Transferability of Interests

          Holdings may not transfer any of its general partner interest or withdraw as the general partner of the Operating Partnership or transfer any of its general partnership units, and the Company may not transfer any of its Units, except in certain specifically identified types of transactions, including under certain circumstances in the event of a merger, consolidation or sale of all or substantially all of the assets of the Company or the General Partner.

          The Limited Partners (other than the Company) generally may transfer their interests in the Operating Partnership, in whole or in part, without the consent of the General Partner. No Limited Partner has the right to substitute a transferee as a Limited Partner in its place without the consent of the General Partner, which consent may be withheld in the sole discretion of the General Partner. If the General Partner does not consent to the admission of a permitted transferee, the transferee shall be considered an assignee of an economic interest in the Operating Partnership but will not be a holder of Units for any other purpose; as such the assignee will not be permitted to vote on any affairs or issues on which a Limited Partner may vote.

Issuance of Additional Units

          The Operating Partnership is authorized to issue Units and other partnership interests to its partners or to other persons for such consideration and on such terms and conditions as the General Partner, in its sole discretion, may deem appropriate. In addition, the Company may cause the Operating Partnership to issue to the Company additional Units, or other partnership interests in different series or classes which may be senior to the Units, in conjunction with an offering of securities of the Company having substantially similar rights and in which the proceeds thereof are contributed to the Operating Partnership. No Limited Partner has any preemptive, preferential or similar rights with respect to additional capital contributions to the Operating Partnership or the issuance or sale of any interests therein.

Redemption Rights

          Pursuant to the Partnership Agreement, the Limited Partners (other than the Company) have redemption rights which, subject to certain limitations, enable them to cause the Operating Partnership to redeem each Unit for cash equal to the market value of a Common Share or, at the Company's election, the Company may purchase each Unit offered for redemption for cash or one Common Share (the "Redemption Rights").

Management Liability and Indemnification

          The Partnership Agreement generally provides that the General Partner will incur no liability to the Operating Partnership or any Limited Partner for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if the General Partner acted in good faith. In addition, the General Partner is not responsible for any misconduct or negligence on the part of its agents provided the General Partner appointed such agents in good faith. The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors, and any action it take or omits to take in reliance upon the opinion of such persons, as to matters which the General Partner reasonably believes to be within their professional or expert competence, shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion. The Partnership Agreement also provides for indemnification of the General Partner, the directors and officers of the General Partner, and such other persons as the General Partner may from time to time designate, against any and all losses, claims, damages, liabilities, joint or several, expenses (including, without limitation, attorney's fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Operating Partnership in which such person may be involved.

Amendment

          Amendments to the Partnership Agreement may be proposed by the General Partner or by Limited Partners holding twenty percent (20%) or more of the partnership interests and generally require approval of Limited Partners (including the Company) holding a majority of the outstanding Limited Partner interests. Certain amendments that would, among other things, convert a Limited Partner's interest to a General Partner interest, modify the limited liability of a Limited Partner in a manner adverse to such Limited Partner, alter rights of a Limited Partner to receive distributions or allocations, alter or modify the Redemption Rights in a manner adverse to a Limited Partner, or cause the termination of the

Operating Partnership prior to the expiration of the term of the Partnership Agreement, require the consent of each Limited Partner adversely affected by such amendment.

Management Fees and Expenses

          Holdings may not be compensated for its services as General Partner. However, Holdings and/or the Company may be reimbursed for all expenses that they incur relating to the ownership and operation of, or for the benefit of, the Operating Partnership.

Distributions and Allocations

          The Partnership Agreement provides that the Operating Partnership will distribute all available cash (as defined in the Partnership Agreement) on at least a quarterly basis, in amounts determined by the General Partner in its sole discretion, to the partners in accordance with their respective percentage interest in the Operating Partnership. Upon liquidation of the Operating Partnership, after payment of, or adequate provision for, debts and obligations of the Operating Partnership, including any partner loans, any remaining assets of the Operating Partnership will be distributed to all partners with positive capital accounts in accordance with their respective positive capital account balances.

          Profit and loss of the Operating Partnership for each fiscal year of the Operating Partnership generally will be allocated among the partners in accordance with their respective interest in the Operating Partnership. Taxable income and loss will be allocated in the same manner, subject to compliance with the provisions of Code sections 704(b) and 704(c) and Treasury Regulations promulgated thereunder.

Term

          The Operating Partnership will continue until December 31, 2094, or until sooner dissolved upon (i) withdrawal of the General Partner (unless the Limited Partners elect to continue the Operating Partnership),
(ii) through December 31, 2053, an election to dissolve the Operating Partnership made by the General Partner with the consent of the Limited Partners (including the Company) holding 75% or more of the limited partner interests in the Operating Partnership, (iii) on or after January 1, 2054, an election to dissolve the Operating Partnership made by the General Partner in its sole and absolute discretion, (iv) entry of a decree of judicial dissolution, (v) the sale of all or substantially all of the assets of the Operating Partnership, or (vi) a final and non-appealable judgment ruling the General Partner bankrupt or insolvent (unless the Limited Partners elect to continue the Operating Partnership prior to the entry of such order or judgment).

Tax Matters

          Pursuant to the Partnership Agreement, the General Partner will be the tax matters partner of the Operating Partnership and, as such, will have authority to handle tax audits and to make tax elections under the Code on behalf of the Operating Partnership.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

          The Partnership Agreement generally provides that the General Partner will incur no liability to the Operating Partnership or any Limited Partner for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if the General Partner acted in good faith. In addition, the General Partner is not responsible for any misconduct or negligence on the part of its agents provided the General Partner appointed such agents in good faith. The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors, and any action it take or omits to take in reliance upon the opinion of such persons, as to matters which the General Partner reasonably believes to be within their professional or expert competence, shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion. The Partnership Agreement also provides for indemnification of the General Partner, the directors and officers of the General Partner, and such other persons as the General Partner may from time to time designate, against any and all losses, claims, damages, liabilities, joint or several, expenses (including, without limitation, attorney's fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Operating Partnership in which such person may be involved.

          The Operating Partnership is managed by Holdings, which serves as general partner of the Operating Partnership. Holdings is a wholly-owned subsidiary of the Company.

          The Company is a Maryland corporation. Under Maryland law, a corporation formed in Maryland is permitted to limit, by provision in its Articles of Incorporation, the liability of directors and officers so that no director or officer of the Company shall be liable to the Company or to any shareholder for money damages except to the extent that (i) the director or officer actually received an improper benefit in money, property, or services, for the amount of the benefit or profit in money, property, or services actually received, or (ii) a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding in a proceeding that the director's or officer's action was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Company's Articles of Incorporation have incorporated the provisions of such law limited the liability of directors and officers. Holding's Certificate of Incorporation contains similar provisions that are consistent with Delaware law.

          The Company's Bylaws require it to indemnify, to the full extent of Maryland law, any present or former director or officer (and such person's spouse and children) (an "Indemnitee") who is or was a party or threatened to be made a party to any proceeding by reason of his or her service in that capacity, against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the proceeding, provided that the Company shall have received a written affirmation by the Indemnitee that he or she has met the standard of conduct necessary for indemnification by the Company as authorized by the Bylaws. The Company shall not be required to indemnify an Indemnitee if (a) it is established that (i) the Indemnitee's act or omission was committed in bad faith or was the result of active or deliberate dishonesty, (ii) the Indemnitee actually received an improper personal benefit in money, property or services or (iii) in the case of a criminal proceeding, the Indemnitee had reasonable cause to believe that the Indemnitee's act or omission was unlawful, (b) the proceeding was initiated by the Indemnitee, (c) the Indemnitee received payment for such expenses pursuant to insurance or otherwise or (d) the proceeding arises under Section 16 of the Securities Exchange Act of 1934, as amended. Pursuant to the Bylaws, the Indemnitee is required to repay the amount paid or reimbursed by the Company if it shall ultimately be determined that the standard of conduct was not met. The Company's Bylaws also permit the Company to provide such other and further indemnification or payment or reimbursement of expenses as may be permitted by the MGCL or to which the Indemnitee may be entitled. Holdings' bylaws contain similar provisions that are consistent with Delaware law.

          Each of the Company's officers and directors (the "Indemnitees") has entered into an indemnification agreement with the Company (the "Indemnitor"). The indemnification agreements require, among other things, that the Indemnitor indemnify the Indemnitees to the fullest extent permitted by law and advance to the Indemnitees all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Under these agreements, the Indemnitors also must indemnify and advance all expenses incurred by the Indemnitees seeking to enforce their rights under the indemnification agreements, and cover such Indemnitees under the Company's director's and officers' liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by provisions in the Company's Articles of Incorporation and Bylaws, it provides greater assurance to directors and officers that indemnification will be available because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors or by the Company's shareholders to eliminate the rights it provides.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

          See "Financial Statements Table of Contents" on page F-1 of this Form 10. See also the Company's Current Report on Form 8-K filed
October 24, 1997, Amended Current Report on Form 8-K/A dated April 17, 1998, and Current Report on Form 8-K dated June 10, 1998 with respect to the historical summaries of combined gross revenue and direct operating expenses of certain acquired and acquisition Properties.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
          ACCOUNTING AND FINANCIAL DISCLOSURE

          Not Applicable.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements and Financial Statement Schedules

          See "Financial Statements Table of Contents" on page F-1 of this Form 10.

(b)  Exhibits

     Exhibit No.                        Description

          3.1*                Agreement of Limited Partnership of
                              the Operating Partnership, as amended

          3.2**               Amended and Restated Articles of
                              Incorporation of the Company

          3.3**               By-laws of the Company

          3.4 Articles Supplementary of the Articles of Incorporation of the Company classifying and designating the Company's Series A Junior Participating Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Company's Form 8A filed December 3, 1996)

         10.1* Revolving Credit Agreement between the Company, the Operating Partnership, Fleet National Bank and other lenders named therein

         10.2** Form of Non-competition Agreement between the Company and Charles E. Lannon

         10.3** Form of Non-competition Agreement between the Company and Robert J. Attea

         10.4** Form of Non-competition Agreement between the Company and Kenneth F. Myszka

         10.5** Form of Non-competition Agreement between the Company and David L. Rogers

         10.6**               Sovran Self Storage, Inc. 1995 Award and
                              Option Plan

         10.7**               1995 Sovran Self Storage, Inc. Directors'
                              Option Plan

         10.8** Sovran Self Storage Incentive Compensation Plan for Executive Officer

         10.9**               Restricted Stock Agreement between the
                              Company and David L. Rogers

         10.10** Form of Supplemental Representations, Warranties and Indemnification Agreement among the Company and Robert J. Attea, Charles E. Lannon, Kenneth F. Myszka and David L. Rogers

         10.11** Form of Pledge Agreement among the Company and Robert J. Attea, Charles E. Lannon, Kenneth F. Myszka and David L. Rogers

        10.12** Form of Indemnification Agreement between the Company and certain Officers and Directors of the Company

         10.13** Form of Subscription Agreement (including Registration Rights Statement) among the Company and subscribers for 422,171 Common Shares

         10.14** Form of Registration Rights and Lock-Up Agreement among the Company and Robert J. Attea, Charles E. Lannon, Kenneth F. Myszka and David L. Rogers

         10.15** Form of Facilities Services Agreement between the Company and Williamsville Properties, Inc.

         27.1*                Financial Data Schedule
_________________


   * Previously filed.

  ** Incorporated by reference to the exhibits as filed with the Company's
     Registration Statement on Form S-11 (File No. 33-91422) filed June 19,
     1995.

                           Financial Statements
                             Table of Contents

                  Sovran Acquisition Limited Partnership

                                                                       Page

                                     I

                                 Pro Forma

Unaudited Pro Forma Financial Information . . . . . . . . . . . . . . .F-2
Unaudited Pro Forma Balance Sheet as of March 31, 1998. . . . . . . . .F-3
Unaudited Pro Forma Statement of Operations for the
  three months ended March 31, 1998 . . . . . . . . . . . . . . . . . .F-4
Unaudited Pro Forma Statement of Operations for the
  Year Ended December 31, 1997. . . . . . . . . . . . . . . . . . . . .F-5
Notes to Unaudited Pro Forma Financial Statements . . . . . . . . . . .F-6

                                    II

                                Historical

Balance Sheet at March 31, 1998 (unaudited) . . . . . . . . . . . . . .F-8
Statements of Operations of the Operating Partnership for
  the three months ended March 31, 1998 and 1997 (unaudited). . . . . .F-9
Statements of Cash Flows of the Operating Partnership for
  the three months ended March 31, 1998 and 1997 (unaudited). . . . . F-10
Notes to Financial Statements March 31, 1998 (unaudited). . . . . . . F-11
Report of Independent Auditors. . . . . . . . . . . . . . . . . . . . F-14
Balance Sheets at December 31, 1997 and 1996. . . . . . . . . . . . . F-15
Statements of Operations of the Operating Partnership
     for the Years ended December 31, 1997 and 1996 and the period from June 26, 1995 to December 31, 1995 and the Company
     Predecessors for the period January 1, 1995 to June 25, 1995 . . F-16 Combined Statement of Owners' Equity for the Company
     Predecessors for the Period January 1, 1995 to June 25, 1995 . . F-17 Statement of Partners' Capital of the Operating Partnership
     for the Years ended December 31, 1997 and 1996 and the period ended December 31, 1995. . . . . . . . . . . . . . . . . . . . . F-18
Statements of Cash Flows of the Operating Partnership
     for the Years ended December 31, 1997 and 1996 and the period from June 26, 1995 to December 31, 1995 and the Company
     Predecessors for the period January 1, 1995 to June 25, 1995 . . F-19
Notes to Financial Statements December 31, 1997 . . . . . . . . . . . F-20

                                    III

                                Historical

                       Financial Statement Schedule

Report of Independent Auditors. . . . . . . . . . . . . . . . . . . . .F-30
Schedule of Combined Real Estate and Accumulated Depreciation . . . . .F-31

                  Sovran Acquisition Limited Partnership
                      Pro Forma Financial Information


          The following unaudited Pro Forma Balance Sheet as of March 31, 1998 and unaudited Pro Forma Statements of Operations for the three months ended March 31, 1998 and the year ended December 31, 1997, have been prepared to reflect the Operating Partnership's acquisition or expected acquisition of self storage facilities and the adjustments described in the accompanying notes. The pro forma financial information is based on (i.) the historical financial statements of Sovran Acquisition Limited Partnership included in elsewhere in this Form-10 for the three months ended March 31, 1998 and the year ended December 31, 1997, (ii) the historical summaries of combined gross revenue and direct operating expenses included in the Company's 8-K Report filed October 24, 1997,
(iii) the historical summaries of combined gross revenue and direct operating expenses included in the Company's 8-K/A Report dated April 17, 1998, and (iv) the historical summaries of combined gross revenue and direct operating expenses included in the Company's 8-K Report dated
June 10, 1998 , and should be read in conjunction with those financial statements and notes thereto. The Pro Forma Combined Balance Sheet was prepared as if the 12 facilities that were purchased or are expected to be purchased after March 31, 1998, were acquired at that date. The Pro Forma Combined Statements of Operations were prepared as if the 44 self storage facilities acquired in 1997 and the 30 facilities acquired or expected to be acquired in 1998 were purchased at the beginning of 1997. The combined pro forma financial information is not necessarily indicative of the financial position or results of operations which actually would have occurred if such transactions had been consummated on the dates described, nor does it purport to represent the Company's future financial position or results of operations.

                  Sovran Acquisition Limited Partnership
                          Pro Forma Balance Sheet
                              March 31, 1998
                              (in thousands)
                                (unaudited)

                                                    Facilities
                                        Sovran      Acquired     Pro Forma
                                      Acquisition     Since      Sovran
                                        Limited      March 31,  Acquisition
                                      Partnership      1998      Limited
                                        (Note 1)     (Note 2)   Partnership

Assets
Investment in storage facilities, net    $ 376,792     $42,046     $418,838
Cash and cash equivalents                    2,987           -        2,987
Accounts receivable                          1,204           5        1,209
Prepaid expenses and other assets            3,484          19        3,503

Total Assets                             $ 384,467     $42,070     $426,537
                                      =====================================

Liabilities
Line of credit                           $  88,000     $41,288     $129,288
Accounts payable and accrued liabilities     4,955         173        5,128
Deferred revenue                             2,506         336        2,842
Accrued distributions                        6,899           -        6,899
Mortgage payable                             3,059           -        3,059

Total liabilities                          105,419      41,797      147,216

Limited partners' capital interest          13,170         273       13,443

Partners' Capital
General partner                              5,244           -        5,244
Limited partner                            260,634           -      260,634

Total partners' capital                    265,878           -      265,878

Total liabilities and
  partners' capital                      $ 384,467     $ 42,070    $426,537
                                      =====================================

                               Sovran Acquisition Limited Partnership
                                  Pro Forma Statement of Operations
                                  Three Months ended March 31, 1998
                               (in thousands, except unit information)
                                             (unaudited)
                                            Preacquisi-
                                            tion Pro
                                            Forma For
                                            Facilities            Facilities
                                 Sovran     Acquired in           Acquired                Pro Forma
                               Acquisition  Period ended          Since         1998        Sovran
                                 Limited    March 31,             March 31,  Facilities Acquisition
                               Partnership  1998                  1998        Pro Forma    Limited
                                 (Note 1)   (Note 3)              (Note 5)  Adjustments  Partnership


Revenues
  Rental Income                  $  14,175   $   950              $ 1,401    $     -      $  16,526
  Interest and other income            200        28                   21          -            249

  Total revenue                     14,375       978                1,422          -         16,775

Expenses
  Property operations and
    maintenance                      2,818       223                  286          -          3,327
  Real estate taxes                  1,188        76                   87          -          1,351
  General and administrative           854        43                    -          8 (a)        905
  Interest                           1,215       435                    -        645 (b)      2,295
  Depreciation and amortization      2,097       146                    -        211 (c)      2,454

Income before extraordinary item     6,203        55                1,049       (864)         6,443
Extraordinary Item -
  extinguishment of debt               350        -                    -            -           350

Net Income                       $   5,853   $    55              $ 1,049    $  (864)     $   6,093
                                 ===================================================================

Earnings per unit before
   extraordinary item-basic      $    0.49                                                $    0.50

Extraordinary item                   (0.03)                                                   (0.02)

Earnings per unit - basic        $    0.46                                                $    0.48

Earnings per unit - diluted      $    0.46                                                $    0.47

Distributions declared per unit  $    0.54                                                $    0.54

Units used in basic
  per unit calculation           12,733,076                                            12,784,572(d)




                               Sovran Acquisition Limited Partnership
                                  Pro Forma Statement of Operations
                                    Year Ended December 31, 1997
                               (in thousands, except unit information)
                                             (unaudited)

                                                1997
                                 Sovran     Facilities            Facilities              Pro Forma
                               Acquisition  Preacquisi-           Acquired      1998        Sovran
                                 Limited    tion Pro              in 1998    Facilities Acquisition
                               Partnership  Forma                 (Notes 3    Pro Forma    Limited
                                 (Note 1)   (Note 4)               and 5)   Adjustments  Partnership


Revenues
  Rental Income                  $  48,584   $ 4,680              $11,922    $     -      $  65,186
  Interest and other income            770        51                  221          -          1,042

  Total revenue                     49,354     4,731               12,143          -         66,228

Expenses
  Property operations and
    maintenance                      9,708     1,020                2,490          -         13,218
  Real estate taxes                  3,955       397                  844          -          5,196
  General and administrative         2,757        43                    -        163 (a)      2,963
  Interest                           2,166     1,001                    -      5,844 (b)      9,011
  Depreciation and amortization      7,005       737                    -      1,929 (c)      9,671

Net Income                       $  23,763    $1,533               $8,809    $(7,936)       $26,169
                                 ===================================================================

Earnings per unit - basic        $    1.97                                                $    2.05
Earnings per unit - diluted      $    1.96                                                $    2.04
Distributions declared per unit  $    2.12                                                $    2.12
Units used in basic
  per unit calculation           12,090,141                                           12,784,572(d)





                  Sovran Acquisition Limited Partnership
                  Notes to Pro Forma Financial Statements
                                (unaudited)

1.   Sovran Acquisition Limited Partnership

          The balance sheet and statements of operations as of March 31, 1998 and for the three months then ended and for the year ended
December 31, 1997, include the accounts of Sovran Acquisition Limited Partnership included elsewhere in this Form-10.

2.   Pro Forma Adjustments - Balance Sheet

          These adjustments reflect the 12 acquisitions that occurred subsequent to March 31, 1998 and were not included in the Sovran
Acquisition Limited Partnership March 31, 1998 balance sheet. The facilities were purchased from unaffiliated parties for an aggregate purchase price of approximately $42 million. The acquisitions were funded by cash generated from operations, borrowings under the line of credit, and the issuance of Operating Partnership Units.

3.   Facilities Acquired in Period Ended March 31, 1998

          The statements of operations reflect the results of operations for the 18 facilities for the period not owned by the Operating Partnership during the three months ended March 31, 1998.

4.   Facilities Acquired in 1997 - Statement of Operations

          The statements of operations for the 44 facilities acquired in 1997 reflects the results of operations for the 44 facilities up to the date acquired in 1997 and additional general and administrative, depreciation, and interest expense which would have resulted if the facilities were owned since January 1, 1997.

5.   Facilities Acquired Since March 31, 1998 - Statement of Operations

          The statements of operations for the 12 facilities acquired since March 31, 1998 reflect the gross revenue and direct operating expenses for these facilities for the three months ended March 31, 1998.

6.   1998 Facilities Pro Forma Adjustments - Statement of Operations

     (a) To reflect an estimated increase in general and administrative expenses based on results subsequent to acquisition.

     (b) To reflect interest expense on the line of credit utilized to fund the purchase of the facilities in 1998.

     (c) To record additional depreciation expense related to the facilities purchased based on a 39 year life.

     (d) Pro forma earnings per share calculated as if the operating partnership units outstanding after the purchase of the facilities had been outstanding for the entire period presented.

             Sovran Acquisition Limited Partnership
                          Balance Sheet
                         (in thousands)
                           (unaudited)


                                             March 31, 1998

Assets
Investment in storage facilities, net        $   376,792
Cash and cash equivalents                          2,987
Accounts receivable                                1,204
Prepaid expenses and other assets                  3,484
Total Assets                                 $   384,467
                                             ===========

Liabilities
Line of credit                               $    88,000
Accounts payable and accrued liabilities           4,955
Deferred revenue                                   2,506
Accrued distributions                              6,899
Mortgage payable                                   3,059
Total liabilities                                105,419

Limited partners' capital interest                13,170

Partners' Capital
General partner                                    5,244
Limited partner                                  260,634
Total partners' capital                          265,878
Total liabilities and partners' capital      $   384,467
                                             ===========


See notes to financial statements.

             Sovran Acquisition Limited Partnership
                    Statements of Operations
             (in thousands, except unit information)
                           (unaudited)


                                    Three months ended March 31,
                                        1998              1997

Revenues
   Rental income                   $   14,175     $   10,578
   Interest and other income              200            154
     Total Revenue                     14,375         10,732

Expenses
   Property operations
   and maintenance                      2,818          2,154
   Real estate taxes                    1,188            857
   General and administrative             854            744
   Interest                             1,215            512
   Depreciation and amortization        2,097          1,530
   Total Expenses                       8,172          5,797

Income before extraordinary item        6,203          4,935

Extraordinary item-extinguishment
   of debt                                350             -

Net income                         $    5,853     $    4,935
                                   =========================

Earnings per unit before
   extraordinary item-basic        $     0.49     $     0.46
Extraordinary item                       0.03             -
Earnings per unit-basic            $     0.46     $     0.46
                                   =========================

Earnings per unit-diluted          $     0.46     $     0.46
                                   =========================

Distributions declared per unit    $     0.54     $     0.52
                                   =========================

Units used in basic per
   unit calculation                12,733,000     10,839,000

See notes to financial statements

             Sovran Acquisition Limited Partnership
                    Statements of Cash Flows
                         (in thousands)
                           (unaudited)

                              January 1, 1998     January 1, 1997
                                     to                  to
                              March 31, 1998      March 31, 1997


Operating Activities
Net income                         $5,853              $ 4,935
Adjustments to reconcile
   net income to net cash
   provided by operating
   activities:
   Extraordinary item                 350                   -
   Depreciation and amortization    2,097                1,530
   Restricted stock earned              4                    4
   Changes in assets and
   liabilities:
     Accounts receivable             (343)                (287)
     Prepaid expenses and
     other assets                    (836)                 131
     Accounts payable and
     other liabilities              3,130                1,065
     Deferred revenue                 221                  487
Net cash provided by operating
activities                         10,476                7,865

Investing Activities
   Additions to storage
     facilities                   (53,866)             (48,537)
   Additions to other assets         (851)                 (10)
Net cash used in investing
activities                        (54,717)             (48,547)

Financing Activities
   Net proceeds from sale
     of common stock                       -                32
   Proceeds from line of
     credit draw down              52,000               32,000
   Distributions paid              (6,839)              (5,641)
   Mortgage principal payments       (500)                   -
Net cash proviced by
  financing activities             44,661              26,391
Net increase (decrease)
  in cash                             420              (14,291)
Cash at beginning of period         2,567               16,687
Cash at end of period              $2,987              $ 2,396
                                   ===========================







See notes to financial statements.

Supplemental cash flow
information
   Cash paid for interest          $   717             $   512
   Storage facilities acquired
     through the issuance of
     common stock                    3,336               7,313
   Fair value of net liabilities
     assumed on the acquisition
     of storage facilities             366               3,559
   Distributions declared
     but unpaid                      6,899               5,568

           Notes to Consolidated Financial Statements
                           (Unaudited)

1.   Basis of Presentation

          The accompanying unaudited financial statements of Sovran Acquisition Limited Partnership (the "Operating Partnership") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month periods ended March 31, 1998 and March 31, 1997 are not necessarily indicative of the results that may be expected for the year ended
December 31, 1998.

2.   Organization

          Sovran Acquisition Limited Partnership (the "Operating Partnership"), is the entity through which Sovran Self Storage, Inc. (the "Company"), a self-administered and self-managed real estate investment trust (a "REIT"), conducts substantially all of its business and owns substantially all of its assets. On
June 26, 1995, the Company commenced operations, through the Operating Partnership, effective with the completion of its initial public offering of 5,890,000 shares (the Offering). Contemporaneously with the closing of the Offering, the Operating Partnership acquired, in a transaction accounted for as a purchase, sixty-two self-storage facilities (the Original Properties) which had been owned and managed by Sovran Capital, Inc. and the Sovran Partnerships (Predecessors to the Company). Purchase accounting was applied to the acquisition of the Original Properties to the extent cash was paid to purchase 100% of the limited-partnership interests in the Sovran Partnerships, prepay outstanding mortgages at the time of acquisition and for related transaction costs. Additionally, the Operating Partnership acquired on that date twelve self-storage properties from unaffiliated third parties. The Operating Partnership has since purchased a total of ninety-nine (eighteen in 1998, forty-four in 1997, twenty-nine in 1996 and eight in 1995) self storage properties from unaffiliated third parties, increasing the total number of self-storage properties owned at March 31, 1998 to 173 properties, most of which are in the eastern United States and Texas.

          As of March 31, 1998, the Company was a 96.5% economic owner of the Operating Partnership and controls it through Sovran Holdings, Inc. ("Holdings"), a wholly owned subsidiary of the Company incorporated in Delaware and the sole general partner of the Operating Partnership (this structure is commonly referred to as an umbrella partnership REIT or "UPREIT"). The board of directors of Holdings, the members of which are also members of the Board of Directors of the Company, manages the affairs of the

Operating Partnership by directing the affairs of Holdings. The Company's limited partner and indirect general partner interests in the Operating Partnership entitle it to share in cash distributions from, and in the profits and losses of, the Operating Partnership in proportion to its ownership interest therein and entitle the Company to vote on all matters requiring a vote of the limited partners.

          The other limited partners of the Operating Partnership are persons who contributed their direct or indirect interests in certain self-storage properties to the Operating Partnership.
The Operating Partnership is obligated to redeem each unit of limited partnership ("Unit") at the request of the holder thereof for cash equal to the fair market value of a share of the Company's common stock ("Common Shares") at the time of such redemption, provided that the Company at its option may elect to acquire any Unit presented for redemption for one Common Share or cash. The Company presently anticipates that it will elect to issue Common Shares to acquire Units presented for redemption, rather than paying cash. With each such redemption the Company's percentage ownership interest in the Operating Partnership will increase. In addition, whenever the Company issues Common Shares, the Company is obligated to contribute any net proceeds therefrom to the Operating Partnership and the Operating Partnership is obligated to issue an equivalent number of Units to the Company. Such limited partners' redemption rights are reflected in "limited partners' capital interest" in the accompanying balance sheets at the cash redemption amount at the balance sheet date.

3.   Investment in Storage Facilities

          The following summarizes activity in storage facilities during the period ended March 31, 1998.

(Dollars in Thousands)
_________________________________________________________________

Cost:
     Beginning balance                            $  333,036
   Property acquisitions                              52,450
   Improvements and equipment additions                4,953
   Dispositions                                          (90)
_________________________________________________________________

Ending balance                                    $  390,349
_________________________________________________________________

Accumulated Depreciation:
     Beginning balance                            $   11,639
   Additions during the period                         1,934
   Dispositions                                          (16)
________________________________________________________________

Ending balance                                    $   13,557
________________________________________________________________

4.   Line of Credit

          On February 20, 1998, the Operating Partnership entered into a new $150 million unsecured credit facility which replaces in its entirety the Company's $75 million revolving credit facility. The new facility matures February 2001 and provides for funds at LIBOR plus 1.25%, a savings of 65 basis points over the Company's old facility. As a result of the new credit facility, in 1998 the Company recorded an extraordinary loss on the extinguishment of debt of $ 350,000 representing the unamortized financing costs of the former revolving credit facility.

5.   Commitments and Contingencies

          The Company's current practice is to conduct environmental investigations in connection with property acquisitions. At this time, the Company is not aware of any environmental contamination of any of its facilities which individually or in the aggregate would be material to the Company's overall business, financial condition, or results of operations.

          As of March 31, 1998, the Company had entered into contracts for the purchase of 8 self-storage facilities which were purchased in April 1998 for a total cost of $28.8 million.

6.   Legal Proceedings

          A former business associate (Plaintiff) of certain officers and directors of the Company, including Robert J. Attea, Kenneth F. Myszka, David L. Rogers and Charles E. Lannon, filed a lawsuit against the Company on June 13, 1995 in the United States District Court for the Northern District of Ohio. The Plaintiff has since amended the complaint in the lawsuit alleging breach of fiduciary duty, breach of contract, breach of general partnership/joint venture arrangement, breach of duty of good faith, fraud and deceit, and other causes of action including declaratory judgement as to the Plaintiff's continuing interest in the Company. The Plaintiff is seeking money damages in excess of $15 million, as well as punitive damages and declaratory and injunctive relief (including the imposition of a constructive trust on assets of the Company in which the Plaintiff claims to have a continuing interest) and an accounting. The amended complaint also added Messrs. Attea, Myszka, Rogers and Lannon as additional defendants. The parties are currently involved in discovery. The Company intends to vigorously defend the lawsuit. Messrs. Attea, Myszka, Rogers and Lannon have agreed to indemnify the Company for cost and any loss arising from the lawsuit. The Company believes that the actual amount of the Plaintiff's recovery in this matter if any, would be within the ability of these individuals to provide indemnification. The Company does not believe that the lawsuit will have a material, adverse effect upon the Company.

7.   Recent Accounting Pronouncements

          On March 19, 1998 the Financial Accounting Standards Board Emerging Issues Task Force reached a consensus as to the accounting for internal acquisition costs incurred in connection with real property. The Task Force consensus indicates that internal costs related to the acquisition of operating properties should be expensed as incurred. The Company has previously capitalized such costs and will comply with the consensus prospectively. The effect of expensing internal acquisition costs for the period March 19 through March 31, 1998, was immaterial. The amount of internal acquisition cost capitalized in this first quarter of 1997 and 1998 was $222,000 and $254,000 respectively.

                 Report of Independent Auditors

The Board of Directors and Partners
Sovran Acquisition Limited Partnership:

          We have audited the accompanying balance sheets of Sovran Acquisition Limited Partnership as of December 31, 1997 and 1996 and the related statements of operations, partners' capital and cash flows for the years ended December 31, 1997 and 1996 and the period from June 26, 1995 to December 31, 1995. We have also audited the combined statements of operations, owners' equity and cash flows of Sovran Capital, Inc. and Sovran Partnerships for the period from January 1, 1995 to June 25, 1995. These financial statements are the responsibility of the management of Sovran Acquisition Limited Partnership. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sovran Acquisition Limited Partnership as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years ended December 31, 1997 and 1996 and the period from June 26, 1995 through December 31, 1995, and the combined results of operations and cash flows of Sovran Capital, Inc. and Sovran Partnerships from January 1, 1995 to June 25, 1995 in conformity with generally accepted accounting principles.




Ernst & Young LLP
Buffalo, New York
April 16, 1998

Balance Sheets - Sovran Acquisition Limited Partnership

                                            December 31,
(Dollars in thousands)                    1997         1996

Assets
Investment in storage facilities:
   Land                                 $ 71,391       $ 49,591
   Building and equipment                261,645        171,120
                                         333,036        220,711
   Less accumulated depreciation         (11,639)        (5,457)
Investments in storage facilities, net   321,397        215,254
Cash and cash equivalents                  2,567         16,687
Accounts receivable                          834            482
Prepaid expenses and other assets          2,275          2,992
Total Assets                            $327,073       $235,415
                                        =======================

Liabilities
Line of credit                          $ 36,000       $    -
Accounts payable and accrued
   liabilities                             1,950          1,124
Deferred revenue                           1,994          1,367
Accrued distributions                      6,816          5,640
Mortgage payable                           3,559            -
Total Liabilities                         50,319          8,131

Limited partners' capital interest
     (443,609 and 139,930 units,
     respectively), at redemption
     value (Note 1)                       14,454          4,435

Partners' Capital
General partner (219,567 and
     119,567 units issued and
     outstanding, respectively)            5,257          2,523
Limited partner (12,001,554 and
     10,587,104 units issued and
     outstanding, respectively)          257,043        220,326
Total partners' capital                  262,300        222,849
Total liabilities and
     partners' capital                  $327,073       $235,415
                                        =======================

(See notes to financial statements.)

Sovran Acquisition Limited Partnership (the Operating Partnership) and Sovran Capital,
Inc. and Sovran Partnerships (Company Predecessors)

Statements of Operations of the Operating Partnership and Combined Statements of
Operations of Company Predecessors

                                     Operating Partnership                 Predecessors
                         Year Ended     Year Ended     For Period          For Period
Dollars in thousands,    December 31,   December 31,   6/26/95 to          1/1/95 to
except per unit data)       1997           1996         12/31/95           6/25/95
                         _____________________________________________     ____________
Revenues:
Rental income             $48,584     $  32,946       $  12,557           $  9,260
Interest and other income     770           651             385                272
                         _________    _________       _________           ________
Total revenues             49,354        33,597          12,942              9,532

Expenses:
Property operations and
  maintenance               9,708         6,662           2,533              2,061
Real estate taxes           3,955         2,464             861                708
General and administrative  2,757         2,282             974              1,574
Interest                    2,166         1,924             131              3,268
Depreciation and
  amortization              7,005         4,583           1,699              1,610
                         _________    _________       _________           ________
Total expenses             25,591        17,915           6,198              9,221
                         _________    _________       _________           ________
Net income                $23,763     $  15,682       $   6,744           $    311
                         =========================================================

Earnings per unit-basic   $  1.97     $    1.88       $    0.91           $      -

Earnings per unit-diluted $  1.96     $    1.87       $    0.91           $      -

Distributions declared
  per unit                $  2.12     $    2.05       $    1.04           $      -

(See notes to financial statements.)

                              Sovran Capital, Inc. and Sovran Partnerships (the Company Predecessors)
                                               Combined Statement of Owners' Equity


                         Common             Additional      Accumulated                  Distribution
                         Stock     Common   Paid-in         Owners'       Treasury       in Excess of   Total
(Dollars in thousands)   Shares    Stock    Capital         Equity        Stock          Net Income     Equity

Balance January 1, 1995  400       $    -   $     -         $13,794       $  (75)        $     -        $ 13,719
Cash distributions         -            -         -          (1,779)           -               -          (1,779)
Cash contributions         -            -         -             965            -               -             965
Net income                 -            -         -             311            -               -             311


Balance June 25, 1995    400       $    -   $     -         $13,291       $  (75)        $     -        $ 13,216























                 Sovran Acquisition Limited Partnership (the Operating Partnership)
                                   Statements of Partners' Capital

                               Sovran          Sovran Self       Total
                            Holdings, Inc.     Storage Inc.      Partners'      Limited Partners'
                            General Partner    Limited Partner   Capital        Capital Interest


Balance June 26, 1995       $      -            $      -        $      -         $      -
Proceeds from Initial
  Public Offering              1,243             123,089         124,332                -
Proceeds from private placement  101              10,031          10,132                -
Proceeds from exercise of
  over-allotment                 160              15,882          16,042                -
Issuance of units to principal
  shareholders in exchange for
  their interest in Sovran
  Capital, Inc.                    3                 293             296                -
Net income                        67               6,677           6,744                -
Distributions                    (78)             (7,728)         (7,806)               -
                             ________           _________       _________        _________
Balance December 31, 1995     $1,496            $148,244        $149,740         $      -

Proceeds from issuance of
  common stock                 1,074              75,899          76,973                -
Issuance of redeemable units
  for acquisition of storage
  facilities                       -                   -               -            3,659
Earned portion of restricted
  stock                            -                  12              12                -
Net income                       162              15,497          15,659               23
Distributions                   (200)            (18,555)        (18,755)             (27)
Adjustment to reflect limited
  partners' redeemable capital
  at balance sheet date           (9)               (771)           (780)             780
                             ________           _________       _________        _________
Balance December 31, 1996     $2,523            $220,326        $222,849           $4,435


Proceeds from issuance of
  common stock                 2,796              39,148          41,944                -

Issuance of redeemable units
  for acquisition of storage
  facilities                       -                   -               -            9,240
Exercise of stock options          -                 328             328                -
Earned portion of restricted
  stock                            -                  13              13                -
Net income                       366              22,753          23,119              644
Distributions                   (413)            (24,708)        (25,121)            (697)
Adjustment to reflect limited
  partners' redeemable capital
  at balance sheet date          (15)               (817)           (832)             832
                             ________           _________       _________        _________
Balance December 31, 1997     $5,257            $257,043        $262,300          $14,454
                             ========           =========       =========        =========


 (See notes to financial statements.)























Sovran Acquisition Limited Partnership (the Operating Partnership) and Sovran Capital, Inc. and
Sovran Partnerships (Company Predecessors)

Statements of Cash Flows of the Operating Partnership and Combined Statements of Cash Flows of the
Predecessors

                                        Operating Partnership                   Predecessors
                              Year Ended     Year Ended     For Period          For Period
                              December 31,   December 31,   6/26/95 to          1/1/95 to
(Dollars in thousands)           1997           1996        12/31/95            6/25/95

Operating Activities
Net income                    $  23,763      $  15,682      $  6,744            $   311
Adjustments to reconcile
  net income to net cash
  provided by operating
  activities
Depreciation and amortization     7,005          4,583         1,699             1,610
Restricted stock earned              13             12             -                 -
Changes in assets and
  liabilities
Accounts receivable                (162)          (145)          (40)              (46)
Prepaid expenses and other         (283)          (182)           37              (849)
Accounts payable and other
  liabilities                       894            157        (1,225)              891
Deferred revenue                    (71)            45           (27)               86
                              _______________________________________           _______
Net cash provided by
  operating activities           31,159         20,152         7,188             2,003

Investing Activities
Additions to storage
  facilities                    (98,970)       (57,160)     (156,780)           (3,478)
Other assets                        205         (1,986)       (1,185)                -
Restricted cash                       -              -             -               138
                              _______________________________________           _______
Net cash used in investing
  activities                    (98,765)       (59,146)     (157,965)           (3,340)



Financing Activities
Net proceeds from sale of
  common stock                   42,273         76,973       150,506                 -
Proceeds from (payments on)
  line of credit                 36,000         (5,000)        5,000                 -
Distributions paid              (24,787)       (17,024)       (3,997)           (1,779)
Proceeds from issuance of
  mortgages                           -              -             -             2,821
Mortgage principal payments           -              -             -            (1,500)
Capital contributions                 -              -             -               965
                              _______________________________________           ________
Net cash provided by
  financing activities           53,486         54,949       151,509               507
                              _______________________________________           ________
Net (decrease) increase
  in cash                       (14,120)        15,955           732              (830)
Cash beginning of period         16,687            732             -             1,045
                              _______________________________________           ________

Cash end of period            $   2,567      $  16,687      $    732            $  215
                              =======================================

Supplemental cash flow
information
Cash paid for interest        $   2,238      $   1,842      $    234            $3,268


















Sovran Acquisition Limited Partnership (the Operating Partnership) and Sovran Capital, Inc. and Sovran Partnerships (Company Predecessors)

Statements of Cash Flows of the Operating Partnership and Combined Statements of Cash Flows of the Predecessors

Supplemental cash-flow information for the years ended December 31, 1997, and 1996.
(Dollars in thousands)
                                             1997             1996

Storage facilities acquired through the
 issuance of partnership units               $ 9,240        $ 3,659
Storage facilities acquired through
 assumption of mortgage                        3,559             -
Fair value of net liabilities assumed on the
 acquisition of storage facilities             4,144            434

Distributions declared but unpaid at December 31, 1997, 1996 and 1995 were $6,816, $5,640 and $3,809, respectively.


Supplemental cash-flow information for the period June 26, 1995 to December 31, 1995
(Dollars in thousands)


Cash paid for partnership interest                                  $42,865
Cash paid for acquisition properties                                 45,121
Cash paid to retire partnership mortgages                            67,602
Prepayment penalties and closing costs                                  860
Cash paid for building improvements                                     332


Cash paid for storage facilities per statement of cash flows       $156,780
Fair value of net liabilities assumed of the partnerships
 and Sovran Capital, Inc.                                             2,681


Investment in storage facilities per financial statements          $159,461


(See notes to financial statements.)

                       NOTES TO FINANCIAL STATEMENTS
        Sovran Acquisition Limited Partnership - December 31, 1997

                             1.  ORGANIZATION

          Sovran Acquisition Limited Partnership (the "Operating Partnership") is the entity through which Sovran Self Storage, Inc. (the "Company"), a self-administered and self-managed real estate investment trust ("REIT"), conducts substantially all of its business and owns substantially all of its assets. The Operating Partnership is one of the largest owners and operators of self-storage properties in the Eastern United States and Texas. In 1995, the Company was formed under Maryland law and the Operating Partnership was organized as a Delaware limited partnership to continue and to expand the self-storage operations of the Company's privately owned predecessor organizations. On June 26, 1995, the Company commenced operations, through the Operating Partnership, effective with the completion of its initial public offering of 5,890,000 shares (the "Initial Offering"). Contemporaneously with the closing of the Initial Offering, the Operating Partnership acquired, in a transaction accounted for as a purchase, sixty-two self-storage facilities (the "Original Properties") which had been owned and managed by Sovran Capital, Inc. and the Sovran Partnerships ("Company Predecessors"). Purchase accounting was applied to the acquisition of the Original Properties to the extent cash was paid to purchase 100% of the limited-partnership interests in the Sovran Partnerships, prepay outstanding mortgages at the time of acquisition and for related transaction costs. Additionally, the Operating Partnership acquired on that date twelve self-storage properties from unaffiliated third parties. The Operating Partnership has since purchased a total of eighty-one (forty-four in 1997, twenty-nine in 1996 and eight in 1995) self storage properties from unaffiliated third parties, increasing the total number of self-storage properties owned at December 31, 1997 to 155 properties, most of which are in the eastern United States and Texas.

          As of December 31, 1997, the Company was a 96.5% economic owner of the Operating Partnership and controls it through Sovran Holdings, Inc. ("Holdings"), a wholly owned subsidiary of the Company incorporated in Delaware and the sole general partner of the Operating Partnership (this structure is commonly referred to as an umbrella partnership REIT or "UPREIT"). The board of directors of Holdings, the members of which are also members of the Board of Directors of the Company, manages the affairs of the Operating Partnership by directing the affairs of Holdings. The Company's limited partner and indirect general partner interests in the Operating Partnership entitle it to share in cash distributions from, and in the profits and losses of, the Operating Partnership in proportion to its ownership interest therein and entitle the Company to vote on all matters requiring a vote of the limited partners.

          The other limited partners of the Operating Partnership are persons who contributed their direct or indirect interests in certain self-storage properties to the Operating Partnership. The Operating Partnership is obligated to redeem each unit of limited partnership ("Unit") at the request of the holder thereof for cash equal to the fair market value of a share of the Company's common stock ("Common Shares") at the time of such redemption, provided that the Company at its option may elect to acquire any Unit presented for redemption for one Common Share or cash. The Company presently anticipates that it will elect to issue Common Shares to acquire Units presented for redemption, rather than paying cash. With each such redemption the Company's percentage ownership interest in the Operating Partnership will increase. In addition, whenever the Company issues Common Shares, the Company is obligated to contribute any net proceeds therefrom to the Operating Partnership and the Operating Partnership is obligated to issue an equivalent number of Units to the Company. Such limited partners' redemption rights are reflected in "limited partners' capital interest" in the accompanying balance sheets at the cash redemption amount at the balance sheet date. Capital activity with regard to such limited partners' redemption rights is reflected in the accompanying statements of partners' capital.

               2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Company and the Operating Partnership were formed on April 19, 1995, and commenced operations effective with the completion of the Offering on June 25, 1995. Accordingly, the Operating Partnership results of operations are presented from June 26, 1995, the date following the completion of the Offering and the establishment of REIT status, through December 31, 1997.

          The combined statements of operations for the period ended
June 25, 1995 reflect the assets, liabilities and results of operations of the Sovran Capital, Inc. and the Sovran Partnerships (Company Predecessors). Such financial statement has been presented on a combined basis, because the entities were the subject of the business combination described in Note 1. All intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents: The Operating Partnership considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Revenue Recognition: Rental income is recorded when earned. Rental income received prior to the start of the rental period is included in deferred revenue.

Interest and Other Income: Other income consists primarily of interest income, sales of storage-related merchandise (locks and packing supplies) and commissions from truck rentals.

Investment in Storage Facilities: Storage facilities are recorded at cost. Depreciation is computed using the straight line method over estimated useful lives of forty years for buildings and improvements, and five to twenty years for furniture, fixtures and equipment. Expenditures for significant renovations or improvements which extend the useful life of assets are capitalized. Repair and maintenance costs are expensed as incurred.

          Whenever events or changes in circumstances indicate that the basis of the Operating Partnership's property may not be recoverable, the Operating Partnership's policy is to assess whether any impairment of value. Impairment is evaluated based upon comparing the sum of the expected undiscounted future cash flows to the carrying value of the property; on a property by property basis. If the sum of the cash flows is less than the carrying amount, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. At December 31, 1997 and 1996, no assets had been determined to be impaired under this policy, and, accordingly, this policy has had no impact on the Operating Partnership's financial position or results of operations.

Prepaid Expenses and Other Assets: Included in prepaid expenses and other assets are prepaid expenses and intangible assets. The intangible assets at December 31, 1997, consist primarily of loan acquisition costs of approximately $1,155, net of accumulated amortization of approximately $771; organizational costs of approximately $63, net of accumulated amortization of approximately $29; and covenants not to compete of $785, net of accumulated amortization of $350. Loan acquisition costs are amortized over the terms of the related debt; organization costs are amortized over five years; and the covenants are amortized over the contract periods. Amortization expense was $794 and $620 for the periods ended December 31, 1997 and 1996, respectively.

Income Taxes: No provision has been made for income taxes in the accompanying financial statements since the Operating Partnership qualifies as a partnership for Federal and state income tax purposes and its partners are required to include their respective shares of profits and losses in their income tax returns.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                           3. EARNINGS PER UNIT

          In 1997, the Operating Partnership adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share." All prior period per unit data has been restated to conform with the provisions of this statement. The following table sets forth the computation of basic and diluted earnings per unit.

                         Year Ended     Year Ended     For Period
(Dollars in thousands,   December 31,   December 31,   6/26/95
except per unit data)       1997           1996        to 12/31/95


Numerator:
  Net Income             $  23,763      $  15,682      $  6,744

Denominator:
  Denominator for basic
  earnings per unit -
  weighted average units    12,090          8,344         7,430


Effect of Dilutive Securities:
  Options for Company stock     62             35            10
  Denominator for diluted
  earnings per unit -
  adjusted weighted -
  average units and
  assumed conversion        12,152          8,379         7,440

Basic Earnings per Unit  $    1.97      $    1.88      $    .91

Diluted Earnings
  per Unit               $    1.96      $    1.87      $    .91

                   4.  INVESTMENT IN STORAGE FACILITIES

The following summarizes activity in storage facilities during the years ended December 31, 1997 and December 31, 1996

(Dollars in Thousands)
                                           1997                     1996



Cost:
  Beginning balance                 $  220,711                $ 159,461
  Property acquisitions                106,926                   58,626
  Improvements and equipment additions   5,527                    2,640
  Dispositions                            (128)                     (16)



Ending balance                      $  333,036                $ 220,711


Accumulated Depreciation:
  Beginning balance                 $    5,457                $   1,497
  Additions during the year              6,211                    3,964
  Dispositions                             (29)                      (4)


Ending balance                      $   11,639                $   5,457


                            5.  LINE OF CREDIT

          At December 31, 1997, the Operating Partnership maintained a $75 million revolving-credit facility of which $36 million was outstanding and secured by specific storage facilities. At December 31, 1997, the Operating Partnership had identified and pledged properties sufficient to provide $75 million of such borrowings. Interest on outstanding balances is payable monthly at 190 basis points above LIBOR. The commitment fee was $225,000 and there is a facility fee attached to the line at the following rates: i) .25% if the unused commitment (UC) is less than $30 million, or
ii) .375% if UC is greater than $30 million. At December 31, 1997, the Operating Partnership was at the .375% rate.

          On February 20, 1998, the Operating Partnership entered into a new $150 million unsecured credit facility which replaces in its entirety the $75 million revolving credit facility. The new facility matures February 2001 and provides for funds at LIBOR plus 1.375%, a savings of
52.5 basis points over the old facility. As a result of the new credit facility, in 1998 the Operating partnership will record an extraordinary loss on the extinguishment of debt of $350,000, representing the unamortized financing costs of the revolving credit facility.

              6.  PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

          The following unaudited pro forma information shows the results of operations as though the acquisitions of storage facilities in 1997 and 1996, and the common stock offerings of the Company in 1997 and 1996 had all occurred as of the beginning of 1996.

                                          Year ended December 31,

(Dollars in thousands, except unit data)     1997          1996

Total revenues                         $  54,085      $  51,455

Total expenses                           (28,789)       (27,175)

Net Income                              $ 25,296       $ 24,280

Earnings per unit - basic               $   2.00       $   1.92

Units used in basic earnings
per unit calculation                  12,666,730     12,666,730


Such unaudited pro forma information is based upon the historical statements of operations of the Operating Partnership. It should be read in conjunction with the financial statements of the Operating Partnership and the predecessors and notes thereto. In management's opinion, all adjustments necessary to reflect the effects of these transactions have been made. This unaudited pro forma statement does not purport to represent what the actual results of operations of the Operating Partnership would have been assuming such transactions had been completed as set forth above, nor does it purport to represent the results of operations for future periods.

                             7.  STOCK OPTIONS

          The Operating Partnership continues to account for Company stock-based compensation using the measurement prescribed by APB Opinion No. 25 which does not recognize compensation expense because the exercise price of the stock options equals the market price of the underlying stock on the date of grant. SFAS 123 requires companies that choose not to adopt the new fair value accounting rules to disclose pro forma net income and earnings per unit under the new method. The Operating Partnership will issue a Unit to the Company for each common share of the Company issued under the following plans.

          The Company has established the 1995 Award and Option Plan (the
Plan) for the purpose of attracting and retaining the Company's executive officers and other employees. The options vest ratably over four years, and must be exercised within ten years from the date of grant. The exercise price for qualified incentive stock options must be at least equal to the fair market value at the date of grant. As of December 31, 1997, options for 306,000 shares had been granted under the Plan. The total options available under the plan is 400,000.

          The Company also established the 1995 Outside Directors' Stock Option Plan (the Non-employee Plan) for the purpose of attracting and retaining the services of experienced and knowledgeable outside directors.

The Non-employee Plan provides for the annual granting of options to purchase 2,500 shares of common stock to each eligible director. Such options vest over a one year period for initial awards and immediately upon subsequent grants. The total shares reserved under the Non-employee Plan is 50,000. The exercise price for options granted under the Non-employee Plan is equal to fair market value at date of grant. As of December 31, 1997, options for 30,000 shares had been granted under the Non-employee Plan.

          The Company has also issued 2,200 shares of restricted stock to employees which vest over a four-year period. The fair value of the restricted stock on the date of grant ranged from $25.38 to $29.19.

          The fair value for these options was $2.30, which was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997: risk-free interest rate of 6%; dividend yield of 7%, volatility factor of the expected market price of the Company's common stock of .16.

          The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

          For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Operating Partnership's pro forma information for the year ended December 31, 1997 follows (in thousands, except for earnings per unit information).

Pro forma net income                    $  23,620
Pro forma earnings per unit:  Basic     $    1.95
                              Diluted   $    1.94

The pro forma effect on earnings for the years ended December 31, 1996 and 1995 was immaterial.

A summary of the Company's stock option activity and related information for the years ended
December 31 follows:

                                      1997               1996               1995

                                        Weighted            Weighted            Weighted
                                        Average             average             average
                                        exercise            exercise            exercise
                              Options   price     Options   price     Options   price
__________________________________________________________________________________________
Outstanding at
  beginning of year           293,500   $23.97    268,000   $23.00          -   $     -

Granted                        34,000    29.93     28,000    25.92    274,000     23.00

Exercised                     (14,250)   23.00          -        -          -         -
Forfeited                     (18,000)   24.53     (2,500)   23.00     (6,000)    23.00
__________________________________________________________________________________________

Outstanding at end
  of year                     295,250   $25.36    293,500   $23.97    268,000   $ 23.00
__________________________________________________________________________________________
Exercisable at end
  of year                     146,750   $25.12     82,000   $23.48          -         -

Exercise prices for options outstanding as of December 31, 1997 ranged from $23.00 to $30.63. The weighted average remaining contractual life of those options is 8.07 years.














                            8.  RETIREMENT PLAN

          Employees of the Operating Partnership qualifying under certain age and service requirements are eligible to be a participant in a 401(K)
Plan which was effective September 1, 1997. The Operating Partnership contributes to the Plan at the rate of 50% of the first 4% of gross wages.
Total expense to the Operating Partnership was approximately $15,000 for the year ended December 31, 1997.

                 9.  THE COMPANY'S SHAREHOLDER RIGHTS PLAN

          In November 1996, the Company adopted a Shareholder Rights Plan and declared a dividend distribution of one Right for each outstanding share of common stock.  Under certain conditions, each Right may be exercised to purchase one one-thousandth of a share of Series A  Junior
Participating Preferred Stock at a purchase price of $75, subject to adjustment.  The Rights will be exercisable only if a person or group has acquired 10% or more of the outstanding shares of common stock, or following the commencement of a tender or exchange offer for 10% or more of such outstanding shares of common stock.  If a person or group acquires more than 10% of the then outstanding shares of common stock, each Right will entitle its holder to receive, upon exercise, common stock having a value equal to two times the exercise price of the Right.  In addition, if the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase that number of the acquiring Company's common shares having a market value of twice the
Right's exercise price.  The Company will be entitled to redeem the Rights at $.01 per Right at any time prior to the earlier of the expiration of the
Rights in November 2006 or the time that a person has acquired a  10%
position.  The Rights do not have voting or dividend rights, and until they become exercisable, have no dilutive effect on the Operating Partnership's earnings.

          10.  SUPPLEMENTARY QUARTERLY FINANCIAL DATA (UNAUDITED)

          The following is a summary of quarterly results of operations for the fiscal quarters since the consummation of the offering on June 26, 1995
(dollars in thousands, except per unit data)

                                            1997 Quarter Ended

                                  March 31   June 30  Sept. 30   Dec. 31


Revenue                            $10,732   $11,938   $13,320   $13,364
Net Income                         $ 4,935   $ 6,189   $ 6,559   $ 6,080
Net Income Per Unit (Note 3):
     Basic                         $  0.46   $  0.50   $  0.52   $  0.49
     Diluted                       $  0.46   $  0.50   $  0.52   $  0.48











                                            1996 Quarter Ended

                                  March 31   June 30  Sept. 30   Dec. 31


Revenues                           $ 6,944   $ 7,960   $ 9,034   $ 9,659
Net Income                         $ 3,152   $ 3,610   $ 3,651   $ 5,269
Net Income Per Unit (Note 3):
     Basic                         $  0.42   $  0.48   $  0.48   $  0.50
     Diluted                       $  0.42   $  0.48   $  0.48   $  0.49



                                                   1995 Quarter Ended

                                            June 30*  Sept. 30   Dec. 31

Revenues                                      $  352   $ 6,343   $ 6,247
Net Income                                    $  164   $ 3,213   $ 3,367
Net Income Per Unit(Note 3):
     Basic and Diluted                        $ 0.02   $  0.44   $  0.45


 (*) Includes results for the period June 26, 1995 (Formation) to June 30,
1995.

                    11.  COMMITMENTS AND CONTINGENCIES

          The Operating Partnership's current practice is to conduct environmental investigations in connection with property acquisitions. At this time, the Operating Partnership is not aware of any environmental contamination of any of its facilities which individually or in the aggregate would be material to the Operating Partnership's overall business, financial condition, or results of operations.

          As of December 31, 1997, the Operating Partnership had entered into contracts for the purchase of ten facilities. These facilities were acquired in January and February, 1998 for a total cost of $34,145,000.

                          12.  LEGAL PROCEEDINGS

          A former business associate (Plaintiff) of certain officers and directors of the Company, including Robert J. Attea, Kenneth F. Myszka,
David L. Rogers and Charles E. Lannon, filed a lawsuit against the Company on June 13, 1995 in the United States District Court for the Northern
District of Ohio. The Plaintiff has since amended the complaint in the lawsuit alleging breach of fiduciary duty, breach of contract, breach of general partnership/joint venture arrangement, breach of duty of good faith, fraud and deceit, and other causes of action including declaratory judgement as to the Plaintiff's continuing interest in the Company. The
Plaintiff is seeking money damages in excess of $15 million, as well as punitive damages and declaratory and injunctive relief (including the imposition of a constructive trust on assets of the Company in which the Plaintiff claims to have a continuing interest) and an accounting. The amended complaint also added Messrs. Attea, Myszka, Rogers and Lannon as additional defendants. The parties are currently involved in discovery.
The Company intends to vigorously defend the lawsuit.  Messrs. Attea,



Myszka, Rogers and Lannon have agreed to indemnify the Company for cost and any loss arising from the lawsuit. The Operating Partnership believes that the actual amount of the Plaintiff's recovery in this matter if any, would be within the ability of these individuals to provide indemnification. The
Operating Partnership does not believe that the lawsuit will have a material, adverse effect upon the Operating Partnership.

                 13.  INTERNAL PROPERTY ACQUISITION COSTS

          On March 19, 1998 the Financial Accounting Standards Board
Emerging Issues Task Force reached a consensus as to the accounting for internal acquisition costs incurred in connection with real property. The
Task Force consensus indicates that internal costs related to the acquisition of operating properties should be expensed as incurred. The
Operating Partnership has previously capitalized such costs and will comply with the consensus prospectively. The amount of such costs capitalized in 1997 and 1996 were $728,000 and $755,000, respectively.










































                      Report of Independent Auditors





The Board of Directors and Partners
Sovran Acquisition Limited Partnership:

          We have audited the financial statements of Sovran Acquisition
Limited Partnership as of December 31, 1997 and 1996, and for the years ended December 31, 1997 and 1996 and the period from June 26, 1995 to December 31, 1995 and have issued our report thereon dated April 16, 1998 included elsewhere in this General Form of Registration of Securities. Our audits also included the financial statements schedule listed in Item 15(b) of this Registration Statement. This schedule is the responsibility of the Operating Partnership's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                              ERNST & YOUNG LLP



Buffalo, New York
April 16, 1998































                                              Sovran Acquisition Limited Partnership                               Schedule III
                                         Combined Real Estate and Accumulated Depreciation
                                                          (in thousands)
                                                         December 31, 1997


                                                  Cost
                                Initial Cost      Capitalized
                                to Operating      Subsequent to                Gross Amount at Which
                                Partnership       Acquisition               Carried at Close of Period
                                Building,         Building,                Building
                                Equipment         Equipment                Equipment
                                and               and Land                 and                           Accumulated
Description        ST    Land  Improvements       Improvements     Land    Improvements        Total     Depreciation   Acquired
_________________________________________________________________________________________________________________________________
Charleston I        SC   416       1,516          12               416     1,528               1,944     102            6/26/95
Lakeland I          FL   397       1,424          33               397     1,457               1,854      96            6/26/95
Charlotte           NC   308       1,102          42               308     1,144               1,452      71            6/26/95
Tallahassee I       FL   770       2,734         222               770     2,956               3,726     180            6/26/95
Youngstown          OH   239       1,110          69               239     1,179               1,418      73            6/26/95
Cleveland-Metro I   OH   179         836         144               179       980               1,159      57            6/26/95
Cleveland-Metro II  OH   701       1,659           8               701     1,667               2,368     107            6/26/95
Tallahassee II      FL   204         734          31               204       765                 969      48            6/26/95
Pt. St. Lucie       FL   395       1,501          97               395     1,598               1,993     114            6/26/95
Deltona             FL   483       1,752         157               483     1,909               2,392     119            6/26/95
Middletown          NY   224         808          38               224       846               1,070      55            6/26/95
Buffalo I           NY   423       1,531         435               497     1,892               2,389     104            6/26/95
Rochester I         NY   395       1,404          17               395     1,421               1,816      89            6/26/95
Salisbury           MD   164         760          63               164       823                 987      52            6/26/95
New Bedford         MA   367       1,325          31               367     1,356               1,723      86            6/26/95
Fayetteville        NC   853       3,057          59               853     3,116               3,969     197            6/26/95
Allentown           PA   199         921          65               203       982               1,185      63            6/26/95
Jacksonville I      FL   152         728          64               152       792                 944      53            6/26/95
Columbia I          SC   268       1,248           5               268     1,253               1,521      83            6/26/95
Rochester II        NY   230         847          87               234       930               1,164      60            6/26/95
Savannah I          GA   463       1,684          58               463     1,742               2,205     112            6/26/95
Greensboro          NC   444       1,613          30               444     1,643               2,087     107            6/26/95
Raleigh I           NC   649       2,329          75               649     2,404               3,053     152            6/26/95
New Haven           CT   387       1,402          14               387     1,416               1,803      92            6/26/95
Atlanta-Metro I     GA   844       2,021          58               844     2,079               2,923     133            6/26/95
Atlanta-Metro II    GA   302       1,103           9               303     1,111               1,414      74            6/26/95

Buffalo II          NY   315         745         110               315       855               1,170      50            6/26/95
Raleigh II          NC   321       1,150          15               321     1,165               1,486      74            6/26/95
Columbia II         SC   361       1,331          42               374     1,360               1,734      91            6/26/95
Columbia III        SC   189         719          26               189       745                 934      52            6/26/95
Columbia IV         SC   488       1,188          12               488     1,200               1,688      79            6/26/95
Atlanta-Metro III   GA   430       1,579          18               430     1,597               2,027     106            6/26/95
Orlando I           FL   513       1,930          75               513     2,005               2,518     137            6/26/95
Spartanburg         SC   331       1,209          25               331     1,234               1,565      82            6/26/95
Sharon              PA   194         912          37               194       949               1,143      64            6/26/95
Ft. Lauderdale      FL 1,503       3,619         105             1,503     3,724               5,227     248            6/26/95
West Palm I         FL   398       1,035          40               398     1,075               1,473      80            6/26/95
Atlanta-Metro IV    GA   423       1,015          10               423     1,025               1,448      68            6/26/95
Atlanta-Metro V     GA   483       1,166          35               483     1,201               1,684      77            6/26/95
Atlanta-Metro VI    GA   308       1,116          31               308     1,147               1,455      76            6/26/95
Atlanta-Metro VII   GA   170         786          49               170       835               1,005      54            6/26/95
Atlanta-Metro VIII  GA   413         999          22               413     1,021               1,434      68            6/26/95
Baltimore I         MD   154         555          38               154       593                 747      40            6/26/95
Baltimore II        MD   479       1,742          85               479     1,827               2,306     119            6/26/95
Augusta I           GA   357       1,296          77               357     1,373               1,730      87            6/26/95
Macon I             GA   231       1,081           7               231     1,088               1,319      72            6/26/95
Melbourne I         FL   883       2,104          33               883     2,137               3,020     144            6/26/95
Newport News        VA   316       1,471          13               316     1,484               1,800      98            6/26/95
Pensacola I         FL   632       2,962          96               632     3,058               3,690     199            6/26/95
Augusta II          GA   315       1,139          71               315     1,210               1,525      73            6/26/95
Hartford-Metro I    CT   715       1,695          25               715     1,720               2,435     113            6/26/95
Atlanta-Metro IX    GA   304       1,118          49               304     1,167               1,471      77            6/26/95
Alexandria          VA 1,375       3,220          46             1,375     3,266               4,641     205            6/26/95
Pensacola II        FL   244         901           6               244       907               1,151      63            6/26/95
Melbourne II        FL   834       2,066          26               834     2,092               2,926     148            6/26/95
Hartford-Metro II   CT   234         861           7               234       868               1,102      59            6/26/95
Atlanta-Metro X     GA   256       1,244           4               256     1,248               1,504      85            6/26/95
Norfolk I           VA   313       1,462          27               313     1,489               1,802      97            6/26/95
Norfolk II          VA   278       1,004          12               278     1,016               1,294      67            6/26/95
Birmingham I        AL   307       1,415          33               307     1,448               1,755      92            6/26/95
Birmingham II       AL   730       1,725          38               730     1,763               2,493     114            6/26/95
Montgomery I        AL   863       2,041          78               863     2,119               2,982     137            6/26/95
Jacksonville II     FL   326       1,515          49               326     1,564               1,890     103            6/26/95
Pensacola III       FL   369       1,358          42               369     1,400               1,769      90            6/26/95
Pensacola IV        FL   244       1,128          32               244     1,160               1,404      75            6/26/95
Pensacola V         FL   226       1,046          32               226     1,078               1,304      70            6/26/95
Tampa I             FL 1,088       2,597          42             1,088     2,639               3,727     175            6/26/95
Tampa II            FL   526       1,958          58               526     2,016               2,542     140            6/26/95
Tampa III           FL   672       2,439          32               672     2,471               3,143     164            6/26/95

Jackson I           MS   343       1,580          26               343     1,606               1,949     102            6/26/95
Jackson II          MS   209         964          22               209       986               1,195      64            6/26/95
Richmond            VA   443       1,602          51               443     1,653               2,096     101            8/25/95
Orlando II          FL 1,161       2,755          64             1,162     2,818               3,980     162            9/29/95
Birmingham III      AL   424       1,506          47               424     1,553               1,977      76            1/16/96
Macon II            GA   431       1,567          19               431     1,586               2,017      87            12/1/95
Harrisburg I        PA   360       1,641          62               360     1,703               2,063      87            12/29/95
Harrisburg II       PA   627       2,224          25               627     2,249               2,876     115            12/29/95
Syracuse I          NY   470       1,712          40               472     1,750               2,222      93            12/27/95
Ft. Myers           FL   205         912          26               206       937               1,143      70            12/28/95
Ft. Myers II        FL   412       1,703          36               413     1,738               2,151     113            12/28/95
Newport News II     VA   442       1,592          27               442     1,619               2,061      84            1/5/96
Montgomery II       AL   353       1,299          48               353     1,347               1,700      72            1/23/96
Charleston II       SC   237         858          63               237       921               1,158      45            3/1/96
Tampa IV            FL   766       1,800          50               766     1,850               2,616      83            3/28/96
Arlington I         TX   442       1,767          21               442     1,788               2,230      80            3/29/96
Arlington II        TX   408       1,662          27               408     1,689               2,097      77            3/29/96
Ft. Worth           TX   328       1,324          35               328     1,359               1,687      61            3/29/96
San Antonio I       TX   436       1,759          27               436     1,786               2,222      80            3/29/96
San Antonio II      TX   289       1,161          24               289     1,185               1,474      53            3/29/96
Syracuse II         NY   481       1,559         300               496     1,844               2,340      70            6/5/96
Montgomery III      AL   279       1,014          21               279     1,035               1,314      44            5/21/96
West Palm II        FL   345       1,262          47               345     1,309               1,654      57            5/29/96
Ft. Myers III       FL   229         884          37               229       921               1,150      40            5/29/96
Pittsburgh          PA   545       1,940          18               545     1,958               2,503      76            6/19/96
Lakeland II         FL   359       1,287          57               359     1,344               1,703      52            6/26/96
Springfield         MA   251         917         174               300     1,042               1,342      41            6/28/96
Ft. Myers IV        FL   344       1,254          83               344     1,337               1,681      54            6/28/96
Cincinnati          OH   557       1,988          17               557     2,005               2,562      73            7/23/96
Dayton              OH   667       2,379          15               667     2,394               3,061      87            7/23/96
Baltimore III       MD   777       2,770          36               777     2,806               3,583     102            7/26/96
Jacksonville III    FL   568       2,028         229               568     2,257               2,825      76            8/23/96
Jacksonville IV     FL   436       1,635          32               436     1,667               2,103      64            8/26/96
Pittsburgh II       PA   627       2,257          79               632     2,331               2,963      79            8/28/96
Jacksonville V      FL   535       2,033          19               538     2,049               2,587      78            8/30/96
Charlotte II        NC   487       1,754          16               487     1,770               2,257      58            9/16/96
Charlotte III       NC   315       1,131          12               315     1,143               1,458      38            9/16/96
Orlando III         FL   314       1,113          88               314     1,201               1,515      35           10/30/96
Rochester III       NY   704       2,496          18               708     2,510               3,218      63           12/20/96
Youngstown II       OH   600       2,142          25               600     2,167               2,767      55            1/10/97
Akron               OH   413       1,478          12               413     1,490               1,903      38            1/10/97



Cleveland III       OH   751       2,676         204               751     2,880               3,631      70            1/10/97
Cleveland IV        OH   725       2,586         179               725     2,765               3,490      68            1/10/97
Cleveland V         OH   637       2,918         324               637     3,242               3,879      78            1/10/97
Cleveland VI        OH   495       1,781         227               495     2,008               2,503      48            1/10/97
Cleveland VII       OH   761       2,714         171               761     2,885               3,646      71            1/10/97
Cleveland VIII      OH   418       1,921         193               418     2,114               2,532      51            1/10/97
Cleveland IX        OH   606       2,164          43               606     2,207               2,813      56            1/10/97
Grand Rapids I      MI   455       1,631          14               455     1,645               2,100      38            1/17/97
Grand Rapids II     MI   219         790          34               219       824               1,043      19            1/17/97
Kalamazoo           MI   516       1,845          65               516     1,910               2,426      44            1/17/97
Lansing             MI   327       1,332           5               327     1,337               1,664      31            1/17/97
Holland             MI   451       1,830          99               451     1,929               2,380      45            1/17/97
San Antonio III     TX   474       1,686          87               474     1,773               2,247      40            1/30/97
Universal           TX   346       1,236          38               346     1,274               1,620      29            1/30/97
San Antonio IV      TX   432       1,560          30               432     1,590               2,022      38            1/30/97
Houston-Eastex      TX   634       2,565           4               634     2,569               3,203      50            3/26/97
Houston-Nederland   TX   566       2,279           4               566     2,283               2,849      44            3/26/97
Houston-College     TX   293       1,357           4               293     1,361               1,654      27            3/26/97
Lynchburg-Lakeside  VA   335       1,342          30               335     1,372               1,707      26            3/31/97
Lynchburg -
 Timberlake         VA   328       1,315          10               328     1,325               1,653      25            3/31/97
Lynchburg-Amherst   VA   155         710          16               155       726                 881      14            3/31/97
Christiansburg      VA   245       1,120           9               245     1,129               1,374      21            3/31/97
Chesapeake          VA   260       1,043          33               260     1,076               1,336      20            3/31/97
Danville            VA   326       1,488          14               326     1,502               1,828      28            3/31/97
Orlando-W 25th St   FL   289       1,160          33               289     1,193               1,482      23            3/31/97
Delray I-Mini       FL   491       1,756          53               491     1,809               2,300      35            4/11/97
Savannah II         GA   296       1,196          84               296     1,280               1,576      22            5/8/97
Delray II-Safeway   FL   921       3,282          70               921     3,352               4,273      49            5/21/97
Cleveland X-Avon    OH   301       1,214          72               301     1,286               1,587      19            6/4/97
Dallas-Skillman     TX   960       3,847          37               960     3,884               4,844      49            6/30/97
Dallas-Centennial   TX   965       3,864          35               965     3,899               4,864      49            6/30/97
Dallas-Samuell      TX   570       2,285          34               570     2,319               2,889      29            6/30/97
Dallas-Hargrove     TX   370       1,486           2               370     1,488               1,858      19            6/30/97
Houston-Antoine     TX   515       2,074           5               515     2,079               2,594      27            6/30/97
Atlanta-Alpharetta  GA 1,033       3,753          22             1,033     3,775               4,808      41            7/24/97
Atlanta-Marietta    GA   769       2,788           8               769     2,796               3,565      31            7/24/97
Atlanta-Doraville   GA   735       3,429          17               735     3,446               4,181      30            8/21/97
GreensboroHilltop   NC   268       1,097           5               268     1,102               1,370       7            9/25/97
GreensboroStgCch    NC    89         376           3                89       379                 468       3            9/25/97




Baton Rouge-
  Airline           LA   396       1,831           4               396     1,835               2,231      12            10/9/97
Baton Rouge-
  Airline2          LA   282       1,303           1               282     1,304               1,586       3            11/21/97
Harrisburg-
  Peiffers          PA   635       2,550           5               635     2,555               3,190       5            12/3/97
Corporate Office    NY     0          68         282                 0       350                 350      12            01/1/95
Boston-Metro I      MA   363       1,679          76               363     1,755               2,118     113            6/26/95
Boston-Metro II     MA   680       1,616          28               680     1,644               2,324     108            6/26/95
E. Providence       RI   345       1,268          90               345     1,358               1,703      88            6/26/95
                                                   0
                      ____________________     _____    ____________________________________________  ______

                      71,214     253,311       8,511            71,391   261,645             333,036  11,639
                      ======================================================================================




                                       December 31, 1997    December 31, 1996   December 31, 1995
Balance at beginning of period                  $220,711              $159,461            $    -
 Additions during period:
 Acquisitions through
  foreclosure                                   $   -                 $    -              $    -
    Other acquisitions                 106,926                58,626             158,698
    Improvements, etc.                   5,527                 2,640                 763
    Other (describe)                         -    112,453         -     61,266        -     159,461

Deductions during period:
 Cost of real estate sold                    -                    -                   -         -
 Other (describe)                         (128)      (128)      (16)       (16)       -         -
                                          ____       ____       ___        ___        _         _
Balance at close of period                        $333,036             $220,711             $159,461
                                                  ==================================================


                                 SIGNATURE


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buffalo, State of New York on this 15th day of June, 1998.


                         SOVRAN ACQUISITION LIMITED PARTNERSHIP

                         By:  Sovran Holdings, Inc.
                         Its: General Partner


                         By:  /S/ David L. Rogers
                              David L. Rogers, Chief Financial Officer

                               EXHIBIT INDEX


     Exhibit No.                        Description

         3.1*                 Agreement of Limited Partnership of
                              the Operating Partnership, as amended

         3.2**                Amended and Restated Articles of
                              Incorporation of the Company

         3.3**                By-laws of the Company

         3.4 Articles Supplementary of the Articles of Incorporation of the Company classifying and designating the Company's Series A Junior Participating Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Company's Form 8A filed December 3, 1996)

        10.1* Revolving Credit Agreement between the Company, the Operating Partnership, Fleet National Bank and other lenders named therein

        10.2** Form of Non-competition Agreement between the Company and Charles E. Lannon

        10.3** Form of Non-competition Agreement between the Company and Robert J. Attea

        10.4** Form of Non-competition Agreement between the Company and Kenneth F. Myszka

        10.5** Form of Non-competition Agreement between the Company and David L. Rogers

        10.6**                Sovran Self Storage, Inc. 1995 Award and
                              Option Plan

        10.7**                1995 Sovran Self Storage, Inc. Directors'
                              Option Plan

        10.8** Sovran Self Storage Incentive Compensation Plan for Executive Officer

        10.9**                Restricted Stock Agreement between the
                              Company and David L. Rogers

        10.10** Form of Supplemental Representations, Warranties and Indemnification Agreement among the Company and Robert J. Attea, Charles E. Lannon, Kenneth F. Myszka and David L. Rogers

        10.11** Form of Pledge Agreement among the Company and Robert J. Attea, Charles E. Lannon, Kenneth F. Myszka and David L. Rogers

        10.12** Form of Indemnification Agreement between the Company and certain Officers and Directors of the Company

        10.13** Form of Subscription Agreement (including Registration Rights Statement) among the Company and subscribers for 422,171 Common Shares

        10.14** Form of Registration Rights and Lock-Up Agreement among the Company and Robert J. Attea, Charles E. Lannon, Kenneth F. Myszka and David L. Rogers

        10.15** Form of Facilities Services Agreement between the Company and Williamsville Properties, Inc.

        27.1*                 Financial Data Schedule


_________________

     *    Previously filed as an exhibit to this Registration Statement.

   ** Incorporated by reference to the exhibits as filed with the Company's Registration Statement on Form S-11 (File No. 33-91422) filed June 19, 1995.